
11006218

Why Paper. Why Wausau.

2010 Annual Report

wausauPAPER

Selected Financial Data

(ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2010	2009
Operations		
Net sales	$ 1,055,688	$ 1,032,144
Earnings before income taxes	37,488	35,198
Net earnings	36,856	20,563
Depreciation, amortization, and depletion	56,529	75,160
Net cash provided by operating activities	22,753	110,914
Capital expenditures	42,990	45,948
Financial Condition		
Cash and cash equivalents	$ 2,003	$ 1,297
Working capital	109,139	92,122
Property, plant, and equipment (net)	380,801	379,483
Long-term debt	127,382	117,944
Stockholders' equity	259,666	225,422
Total assets	677,609	655,101
Shareholder Data		
Per share of common stock:		
Net earnings — basic and diluted	$ 0.75	$ 0.42
Adjusted net earnings — basic and diluted*	0.48	0.59
Cash dividends declared	0.06	—
Stockholders' equity	5.30	4.62
Approximate number of shareholders as of 2/15/11	28,200	

*Adjusted net earnings is a non-GAAP measure. Reconciliation of adjusted net earnings and adjusted operating profits (presented elsewhere in this Annual Report) is provided on the Company's website at: www.wausaupaper.com/investors/presentations.aspx.

This Annual Report includes forward-looking statements. A cautionary statement regarding forward-looking statements is set forth under the caption "Information Concerning Forward-Looking Statements" in the Financial Section as part of Management's Discussion and Analysis of Financial Condition and Results of Operations. This report should be considered in light of such cautionary statements and the risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010.

Paper is an essential element in our daily lives. Its near-limitless range of uses—from traditional communications to carbon fiber wind energy and aerospace manufacturing—is continuously expanding, and new uses are devised on a near-daily basis. Made from a highly renewable resource and itself recyclable, paper remains the medium of choice for a wide range of applications. These attributes illustrate paper's bright future.

Decades of experience, unsurpassed technical expertise and attentive customer service drive our performance in this ever-evolving industry. Our business today is focused on core segments of the away-from-home towel and tissue, specialty technical and premium print & color paper markets. We succeed by offering our customers unique solutions and unmatched value. For many, their first and only call is to **Wausau.**

As a company, we've emerged from the recession stronger, more focused and better positioned. We've completed a multi-year program of strategic restructuring, reinvestment, core market alignment and operational improvement that has set the foundation upon which growth and increased profitability will be achieved.

Wood fiber is a highly renewable resource. The proper use and management of fiber ensure the many environmental benefits of forestlands are sustained—including adequate supply of fiber for the production of wood and paper-based products. Our virgin fiber needs are met by market pulp sourced from carefully monitored suppliers utilizing environmentally stringent production standards prescribed by the Forest Stewardship Council™(FSC®). We've intentionally increased the pre-and post-consumer wastepaper content in our products, and a third of our fiber is now drawn from recycled sources. Responsible management of virgin and recycled fiber resources has reduced the environmental impact of our products while creating new market opportunities and increasing profitability.

Fiber Sourcing


34%
Recycled
66%
Market Pulp

Wood Fiber. Properly Sourced: On a consolidated basis, recycled fiber, largely consumed by our Tissue business, represents approximately 34 percent of our total fiber consumption. The balance is certified market pulp produced from controlled virgin fiber sources by carefully monitored suppliers.




FSC
www.fsc.org
FSC® C011239
The mark of
responsible forestry



Optimized Capabilities. Matched Perfectly.

Our Paper and Tissue business segments are highly focused on specific core markets—markets for which we produce diverse and often highly specialized products. It is precisely these types of markets where our capabilities match the scale of each opportunity—our leadership positions in paper-based tape and brightly colored print & craft markets being just two examples. Through investment, restructuring and a culture focused on efficiency improvement, we've achieved a highly flexible manufacturing system well suited to serve today's rapidly changing specialty paper and tissue markets.


2010
3.8%
2009
8.4%
2008
2.6%

Efficiency Culture. Record Performance. Efficiencies at our Harrodsburg, Kentucky, towel and tissue converting facility have increased dramatically in each of the last three years. Typically measured in tenths of a percent, a nearly four percentage point gain in converting performance resulted in record efficiency for the segment in 2010.



Product Innovation. Green Leader.

First to offer a complete line of Green Seal™-certified towel and tissue products for the away-from-home market, Wausau Paper is the market's "Green Leader". Our towel, tissue, soap and controlled-use dispensing systems integrate the attributes of "green" products with the cost-control benefits sought after by facility managers. In 2010 we continued this cycle of product innovation with the OptiSource® Hand Care System, offering both electronic hands-free and manual dispensing of Green Seal™-certified foam and lotion soap and non-alcohol instant hand sanitizer for washroom and public space applications.

Tissue - Market Segments



12% Other
7% Public & Government
8% Healthcare
10% Industrial
27% Education
36% Property Management

Differentiated Products. Outpacing Market. We serve segments of the away-from-home towel and tissue market which are particularly receptive to our environmentally preferable "Green" product offering. Shipments of these products increased 8 percent in 2010, a year when overall industry demand declined 1 percent.

Green Seal™ Shipments



75%
50%
25%
0%
17%
30%
42%
52%
2004
2006
2008
2010

Environmentally Preferable. Growing Demand. Demand for our Green Seal™-certified, environmentally preferable products continues to increase. Our "Green" product shipments have tripled in the last six years and now represent more than half of our total Tissue segment volume.


OPTISOURCE®
Lotion Soap
12501 | 1250 mL (42.25 fl. oz.)
wausauPAPER®

We're specialists in high-performance technical papers. As a result, we enjoy long-standing relationships with many leading manufacturers. In our Industrial sector, for example, we are a leading paper supplier to most global manufacturers of paper-based tapes. In early 2011, we will complete a $27 million rebuild of our paper machine in Brainerd, Minnesota, to improve our cost structure and support the growth of current Tape customers. In a second technical market, Food, our focus on innovative paper-based processing and packaging solutions has aided the transformation of the Paper segment's profitability. We'll soon introduce two unique Food sector products: the first fully compostable, Eco Select™, FSC certified pan liner, and a wet-strength-enhanced edition of our ProRedi® grease-resistant cooking sheet.


Paper Segment Profitability
(Adjusted Operating Profit)
(in millions)
$30
$15
$0
-$15
-$7.7
-$4.8
$21.9
$16.2
2007
2008
2009
2010

Restructuring Complete. Profitability Improved. In 2010, though absorbing more than $50 million in raw material cost increases, our Paper segment demonstrated relative earnings stability, the result of restructuring efforts completed in early 2010.


Paper – Core Markets
13%
Food
33%
Print & Color
(Commercial)
17%
Coated & Liner
20%
Industrial & Tape
17%
Consumer

Skilled Papermaking. Market Focused. We are one of North America's premier specialty paper manufacturers. Our Paper segment serves many leading manufacturers and consumers through our Food, Liner, Industrial & Tape, Consumer and Print & Color sectors.


Niche Specialist.
Technical Expertise.

Color Specialist.
Market Leader.


A
s
t
r
o
b

Wausau Paper is North America's leading manufacturer of brightly colored paper. We maintain a leadership position in this premium specialty segment of the uncoated freesheet market by routinely exceeding the expectations of our customers in applications ranging from offset printing to scrapbooking. Though overall demand for printing and writing papers has declined since 1999, our share of the bright color category has grown due to our competitive cost structure, unmatched color capabilities and unsurpassed service offering. This spring we'll confirm our commitment to provide "the brightest and best" color products as we introduce yet another round of new additions to our market-leading line—Astrobrights®.



r
i
g
h
t
s®

Real Improvement.
Sharply Focused.

2010 was a year of challenging market conditions and rapid input cost escalations. The year also marked the completion of a multi-year restructuring initiative that improves the corporation's earnings potential and reduces the volatility experienced prior to 2009. While pleased with the progress demonstrated over the last two years, our objectives are the further improvement of profitability and growth. In 2011 we are sharply focused on delivering further near-term performance improvement and initiating the drivers of strategic growth.



Return on Capital Employed
(Adjusted ROCE)
20%
15%
10%
5%
0%
Target
3.9%
2.1%
11.2%
8.9%
2007
2008
2009
2010

Minimums Met. Financially Poised. With returns exceeding our cost of capital in each of the last two years and our balance sheet well-positioned, we are focused on the growth of our business and achievement of our 15 percent ROCE goal.

That's Why Paper.
That's Why Wausau.





Adjusted Net Earnings
(ALL DOLLAR AMOUNTS IN MILLIONS)
$7.3
$0.5
$28.8
$23.8
2007
2008
2009
2010

Thomas J. Howatt • President and Chief Executive Officer

To Our Shareholders

In 2010 Wausau Paper demonstrated the relative earnings stability and potential for growth achieved through recent restructuring and reinvestment initiatives. These actions have allowed us to sustain profitability in a record-high fiber cost environment and establish a resilient foundation able to withstand input cost fluctuations. Driven by an unyielding commitment to further performance improvement, we remain focused on achieving a targeted 15 percent return on capital employed (ROCE).

Commitment to our business strategies—a focus on higher-margin core markets, product innovation, benchmark customer service and cost-effective operations—has improved the competitive position of our business and strengthened the earnings potential of our Company. This approach drove key decisions to close unprofitable facilities, sell non-core businesses and refocus on the most attractive of our markets. The results of our actions are evident in our most recent annual performance:

Earnings • Adjusted net earnings of $0.48 per share declined only modestly from prior-year despite absorbing $0.80 per share in year-over-year fiber cost increases.

Segment Profitability • Tissue reported its second-most profitable year ever and Paper achieved solid improvement over the second half of the year as input costs stabilized.

Dividends • Sustainability of earnings and solid cash flow led to the reinstatement of a regular quarterly cash dividend in October 2010.

Balance Sheet • With a $300 million borrowing base and $127 million of debt at December 31, 2010, our balance sheet is well-positioned to fund strategic investment.

Safety • The Company achieved its safest year on record, continuing a decade-long trend of improved safety performance.

TISSUE. SUPERIOR PERFORMANCE. GROWTH ENGINE.

In 2010, Tissue continued its string of strong financial performances as operating profits and margins exceeded $46 million and 13 percent, respectively. Although modestly below record 2009 levels, 2010 operating profits were the segment's second-best ever and reflect the benefit of our value-added and "green" product strategies. Revenues improved to a record $343 million as value-added and Green Seal™-certified product shipments increased 7 percent and 8 percent, respectively. This performance is particularly impressive when viewed in the context of a slight demand decline in the away-from-home market. Growth in these higher-margin product categories allowed us to largely offset $12 million of fiber cost increases, demonstrating once again the power of our business model and "Green Leader" status in the away-from-home market.

Tissue remains focused on segments of the market that value our product and service model. Given its profitability and growth profile we view this business segment as our principle avenue for future investment. Further increasing the profitability of our highly successful Tissue business and its prominence in our corporate structure are central to driving long-term earnings and shareholder value.

PAPER. STABILITY ACHIEVED. IMPROVEMENT AHEAD.

Completed on January 1, 2010, the consolidation of our legacy Printing & Writing and Specialty Products businesses into a single "Paper" operating unit has stabilized the profitability of our largest business segment. Despite absorbing more than $50 million in fiber cost increases due to record high market pulp pricing, Paper's 2010 adjusted operating profits of $16 million declined only modestly from prior-year levels. In fact, as pulp prices stabilized over the second half of 2010, operating profits increased to cost-of-capital levels. This performance is in sharp contrast to the earnings volatility and losses experienced prior to completing our restructuring initiative.

Today, this business is aligned much more effectively with core markets that value premium product performance and customer service. We have increased shipments in attractive, growth-oriented food preparation and packaging, composite manufacturing and print & color markets, while minimizing exposure to the commodity uncoated freesheet market. Important to the continued improvement of Paper's results is the $27 million rebuild of our paper machine at Brainerd, Minnesota, in the first quarter of 2011. Once fully commercialized the rebuilt machine will allow us to increase our presence in the growing global tape market and improve product mix while retaining the capability to serve the most profitable sectors of the Print & Color market.

2011. CONTINUE IMPROVEMENT. POISED FOR GROWTH.

We expect 2011 to be a transitional year for the domestic economy, as a post-recessionary environment gives way to more stable and predictable growth across our core markets. Though fiber costs will likely remain volatile, we expect moderate general inflation elsewhere in the supply chain. Focused on execution of our core strategies to enhance the long-term profitability of the Company, we are confident in our ability to drive earnings improvement.

Having produced returns exceeding our cost of capital in each of the last two years, we continue toward the next financial benchmark—a targeted 15 percent ROCE. With Tissue operating near target operating margins of 15 percent and Paper making progress toward its 5 percent goal, we are focused on achieving our ROCE target.

Our consistent and disciplined approach has created value for customers for more than 110 years and allowed us to meet the return expectations of shareholders over the long term. Having stabilized earnings during a period of input cost volatility and market weakness, we are encouraged, but not satisfied, with our performance. We look to continue our improvement in 2011 as we work to achieve the return expectations of shareholders. In this regard, 2011 promises to be a defining year.



Thomas J. Howatt, President and CEO

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the markets in which we compete, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, changes in the paper industry, downturns in our target markets, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, adverse changes in our relationships with large customers and our labor unions, costs of compliance with environmental regulations, our ability to fund our operations, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, unforeseen liabilities arising from current or prospective claims, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

Sales Rebates

In certain circumstances, we will grant sales rebates to help stimulate sales of some of our products. The expense for such rebates is accrued for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the customer. The amount of rebates to be paid is estimated based upon historical experience, announced rebate programs, and competitive pricing, among other things. In the future, we may take actions to increase customer rebates, possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 360-10 (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), we evaluate the recoverability of the carrying amount of long-lived assets, including dispenser systems, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. We are required to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates. In the year ended December 31, 2010, we recorded an impairment loss of $0.5 million, while no impairment loss was recorded in 2009, and an insignificant loss was recorded in 2008.

Pension Benefits

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted 2010 defined benefit pension obligations by approximately $6.6 million. Additional information regarding pension benefits is available in "Note 7 - Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Other Post-retirement Benefits

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted the 2010 obligations for post-retirement benefits other than pension by approximately $2.5 million. Additional information regarding post-retirement benefits is available in "Note 7 - Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Environmental Matters

We record environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change. Additional information regarding environmental matters is available in "Note 10 - Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the consolidated financial statements. Additional information regarding significant accounting policies is available in "Note 1 - Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

OPERATIONS REVIEW

Overview

Consolidated

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	**2010**	2009	2008
Net earnings (loss)	**$36,856**	$20,563	$(15,834)
Net earnings (loss) per share - basic and diluted	**$ 0.75**	$ 0.42	$ (0.32)

In 2010, we reported net earnings of $36.9 million, or $0.75 per share, compared to prior-year net earnings of $20.6 million, or $0.42 per share.

Net earnings for 2010 were impacted by a credit for income taxes of $13.6 million, or $0.28 per share, related to the conversion of the previously claimed alternative fuel mixture tax credit to the cellulosic biofuel producers tax credit, and income tax charges of $1.2 million, or $0.02 per share, related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. Also included in 2010 are after-tax charges of $2.4 million, or $0.05 per share, related to a rate adjustment associated with a natural gas transportation contract for a former manufacturing facility in Groveton, New Hampshire, and after-tax charges of $1.9 million, or $0.04 per share, related to the freezing of benefits associated with a cash balance pension plan. Additionally, 2010 included after-tax gains on sales of timberlands of $4.9 million, or $0.10 per share.

Net earnings for 2009 included after-tax facility closure charges of $17.3 million, or $0.35 per share, primarily related to the closure of the Paper segment's Jay, Maine paper mill and Appleton, Wisconsin converting facility. Also included in 2009 is after-tax expense of $1.9 million, or $0.04 per share, related to the rebuild of a towel machine at our Tissue segment's Middletown, Ohio mill and the start-up of our Paper segment's new distribution center in Bedford Park, Illinois. Additionally, 2009 included charges related to a tax audit settlement and other permanent tax items of $1.0 million, or $0.02 per share. Finally, net earnings for 2009 included after-tax credits of $8.4 million, or $0.17 per share, related to a tax credit for the use of qualified alternative fuel mixtures at our Paper segment's mill in Mosinee, Wisconsin, $1.7 million, or $0.03 per share, related to the sale of our Paper segment's non-core yeast manufacturing operations, and $2.0 million, or $0.04 per share, related to the sale of timberlands.

For additional information on facility closures, please refer to "Note 2 - Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures, please refer to "Note 3 - Alternative Fuel Mixture Credits" in the Notes to Consolidated Financial Statements. For additional information on the additional income tax charges and credits, please refer to "Note 8 - Income Taxes" in the Notes to Consolidated Financial Statements.

Consolidated Outlook

Although sustained economic recovery is still uncertain, in the short term we anticipate encountering more stable and predictable growth across our core markets. However, we continue to be faced with market demand fluctuations and elevated input costs. Despite these factors, we are determined to push toward our long-term return-on-capital-employed target of 15%. Our ability to achieve this target will continue to be influenced by additional internal initiatives, general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and product pricing.

Segment Overview

In September 2009, we announced plans to consolidate our former Specialty Products and Printing & Writing businesses into a single strategic operating unit. The consolidation was effective on January 1, 2010, and did not impact the organization of the Tissue segment. The January 1, 2010 consolidation of our former Printing & Writing and Specialty Products business units was the final step in a multi-year restructuring initiative, which included the closure of certain manufacturing facilities, consolidation of converting and distribution activities, and the sale of non-core manufacturing businesses. We have evaluated our disclosures of our business segments in accordance with ASC Subtopic 280-10, and as a result we have classified our operations into two principal reportable segments: Tissue and Paper. The segment information for 2009 and 2008 has been restated to display the information in accordance with the segment structure that became effective January 1, 2010.

Our Tissue business segment's financial performance remained strong in 2010, with operating margins exceeding 13 percent. Despite sluggish demand in the "away-from-home" market, elevated input costs, and a constrained pricing environment, Tissue's operating profits approached record levels as we continued to increase shipments of higher-margin, value-added products. We continue to focus our efforts on our value-added product categories to improve our competitive strength and operating margins.

Although below long-term target levels, the Paper segment demonstrated a degree of earnings stability in the face of record-high fiber costs and continued demand weakness in certain market segments in which we compete. The relative stability reflects the benefits achieved through restructuring initiatives and our strategy to focus on core markets. In the process of restructuring, we closed high-cost facilities, divested non-strategic businesses, repositioned certain product offerings, and selectively invested to lower costs and enhance competitive position. We remain focused on our growth within our core markets, product innovation, and containing costs to drive further profitability improvements.

Net Sales and Gross Profit on Sales

Consolidated

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Net sales	**$1,055,688**	$1,032,144	$1,191,764
Tons sold	**666,614**	685,045	781,959
Gross profit on sales	**$ 130,645**	$ 132,834	$ 88,688
Gross profit margin	**12%**	13%	7%

Net sales for the year ended December 31, 2010, were $1,055.7 million compared with net sales of $1,032.1 million for the year ended December 31, 2009, an increase of 2%. Total shipments in 2010 of 666,614 tons decreased 3% from the 685,045 tons shipped in 2009, primarily due to volume reductions associated with facility closures. Net sales in 2008 were $1,191.8 million, and total tons shipped were 781,959 tons.

Comparing 2010 to 2009, average net selling price increased over 5%, or almost $53 million, with actual net selling price increases contributing to more than half of the improvement, and the remaining increase a result of enhancements in overall product mix. Compared to 2008, 2009 average net selling price declined approximately 1%, decreasing net sales by $11 million, with the decline nearly evenly split between actual selling price decreases and deterioration in overall product mix.

Gross profit margin decreased to $130.6 million, or 12.4% of net sales in 2010, compared with $132.8 million, or 12.9% of net sales in 2009. Gross profit margin in 2008 was $88.7 million, or 7.4% of net sales. Our timberland sales program favorably impacted gross profit by $8.0 million in 2010, $3.2 million in 2009, and $6.2 million in 2008.

During the year ended December 31, 2010, as compared to the same period in 2009, a significant increase in fiber costs more than offset a decrease in energy costs, an increase in average net selling price, and increased gains from our timberland sales program. In 2009 as compared to 2008, significant declines in fiber and energy prices more than offset the decline in average net selling price, decreased gains from our timberland sales program, and the impact of increased market related downtime.

In addition, 2009 gross profit margins were negatively impacted by combined charges of $22.4 million related to facility closure charges primarily due to the closure of our Paper segment's Jay, Maine mill and Appleton, Wisconsin converting facility. Further, 2009 gross profit margins were positively impacted by gains totaling $16.2 million related to a tax credit for the use of qualified alternative fuel mixtures at our Paper segment's mill in Mosinee, Wisconsin, and the sale of our Paper segment's non-strategic yeast manufacturing operations.

Raw materials and packaging comprise approximately 60% of our total cost of sales, with market pulp, wastepaper, and purchased towel and tissue parent rolls accounting for over three-quarters of this total. Labor and fringes are approximately 20% of our total cost of sales, while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation, and maintenance, comprise the remaining 10% of our cost of sales.

Fiber prices - consisting primarily of market pulp, wastepaper, pulpwood, and purchased towel and tissue parent rolls - increased significantly during 2010. As compared to 2009, 2010 fiber costs increased approximately $63 million after decreasing approximately $57 million in 2009 as compared with 2008.

During the first half of 2009, pulp and wastepaper prices trended lower as a result of a weakened world economy and a decline in paper and pulp demand. During the second half of 2009, however, pulp and wastepaper prices steadily increased, and continued their upward trend through the first six months of 2010, reaching record-high levels. Although pulp and wastepaper prices declined modestly late in 2010, they remained at elevated levels. Pulp prices have continued to remain steady early in 2011, while wastepaper prices have increased moderately.

In 2010, we consumed approximately 390,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper. Approximately 380,000 air-dried metric tons of market pulp and 120,000 standard tons of wastepaper were consumed in 2009. The average consumption price of market pulp, the primary raw material used in the production of paper, increased approximately $114 per air-dried metric ton, or over $54 million, in 2010 as compared to 2009. As compared with 2008, the average price of market pulp declined approximately $106 per air-dried metric ton, or nearly $49 million in 2009. The average price of wastepaper, used in the production of towel and tissue products, increased $71 per standard ton, or almost $10 million, in 2010 as compared to 2009. As compared with 2008, the average price of wastepaper decreased $69 per standard ton, or more than $8 million, in 2009. Purchased towel and tissue parent rolls, used in our Tissue segment's converting operation, remained relatively flat in 2010 as compared to 2009, after decreasing $6 per standard ton, or less than $1 million, the year before. The average prices of pulpwood have remained relatively flat since 2008.

Energy-related prices - consisting primarily of natural gas, electricity, coal, fuel oil, and transportation - declined slightly in 2010 as compared to 2009, with decreases in prices of natural gas, electricity, and coal more than offsetting an increase in the prices of fuel oil and transportation. During 2009, overall energy prices declined moderately in comparison with 2008, with decreases in prices of natural gas, fuel oil, and transportation more than offsetting an increase in the price of coal. In total, energy-related costs, including transportation, decreased approximately $5 million in 2010 as compared with 2009, after decreasing nearly $17 million in 2009 as compared with 2008.

We currently consume approximately 3.6 million decatherms of natural gas annually. The average price of natural gas decreased almost 13%, or nearly $3 million, in 2010 as compared to 2009 after decreasing approximately 42%, or more than $15 million, in 2009 compared with the prior year. We price protect, from time to time, certain volumes of natural gas through fixed-price contracts. Our policy allows for the price protection of up to 50% of our expected use on a rolling 12-month basis. Early in 2011, we had no volumes price protected beyond the first quarter.

Price fluctuations were experienced in 2010 with other sources of energy that are significant to our operations. As compared with 2009, 2010 electricity costs decreased 9%, or more than $2 million, and coal costs decreased 12%, or over $3 million. Fuel oil costs remained flat in 2010 as compared with 2009. As compared with 2008, 2009 fuel oil costs decreased approximately 37% or nearly $1 million, electricity costs remained flat, and coal costs increased 33% or approximately $7 million. In addition, transportation prices increased nearly $4 million in 2010 as compared with 2009, after decreasing nearly $8 million from the prior year.

Labor and fringe costs increased 4% in 2010 as compared to 2009, after decreasing 9% in 2009 as compared to 2008. The increase in labor and fringe costs in 2010 was partially due to the cessation of the hiring freeze that had been implemented during 2009. The decrease in labor and fringe costs in 2009 was primarily related to the closure of our Paper segment's Jay, Maine and Groveton, New Hampshire mills, in addition to the hiring freeze. Depreciation expenses decreased 36% in 2010 as compared to 2009. Depreciation expenses increased 4% in 2009 as compared to 2008. The decrease in 2010, as compared to both 2009 and 2008, is due to the impact of accelerated depreciation related to facility closures in 2009 and 2008. For additional information, refer to "Note 2 - Restructuring" in the Notes to Consolidated Financial Statements.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which we compete are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for our products and discussions with customers regarding overall industry volumes.

Tissue

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Net sales	**$343,309**	$336,215	$333,411
Operating profit	**$ 46,150**	$ 49,469	$ 32,793
Tons sold	**176,758**	176,562	178,351
Gross profit on sales	**$ 69,192**	$ 72,020	$ 55,472
Gross profit margin	**20%**	21%	17%

Tissue 2010 net sales were $343.3 million, an increase of 2% from 2009 net sales of $336.2 million. Shipments remained flat comparing the year ended December 31, 2010 to the same period in 2009. In 2008, net sales were $333.4 million on shipments of 178,351 tons. Average net selling price increased approximately 2% in 2010 as compared to 2009, favorably impacting net sales by nearly $8 million. Actual net selling price increases accounted for approximately one-third of the average net selling price gain, while the remaining increase resulted from product mix improvements. Average net selling price increased nearly 3% in 2009 as compared to 2008, favorably impacting net sales by $9 million. Actual net selling price increases accounted for approximately $7 million of the average net selling price gain, while $2 million of the average net selling price gain was attributable to enhancements in product mix.

Market demand for "away-from-home" towel and tissue products decreased 1% in 2010 after decreasing 6% in 2009. Shipments of Tissue's higher-priced, value-added products increased 7% in 2010 and 6% in 2009, while shipments of lower-priced standard products decreased 4% in 2010 after decreasing 7% in 2009. As 2011 began, "away-from-home" towel and tissue prices have remained relatively stable.

Tissue gross profit margin was 20.2% in 2010, 21.4% in 2009, and 16.6% in 2008. Increases in the cost of wastepaper, pulp, and purchased towel and tissue parent rolls more than offset an increase in average net selling price and the reduced cost of electricity and coal, resulting in decreased margins in 2010 as compared to 2009. Wastepaper, pulp, and purchased towel and tissue parent roll prices increased $12 million, while energy prices decreased almost $1 million in 2010 as compared with 2009. Selling price increases in 2009, combined with reduced prices of energy, wastepaper, and purchased towel and tissue parent rolls, resulted in improved margins compared to 2008. Wastepaper and purchased towel and tissue parent roll prices decreased $11 million and energy prices declined more than $2 million in 2009 as compared with 2008.

In 2010, approximately 43%, or 76,000 tons, of Tissue's total parent roll consumption was purchased from other towel and tissue manufacturers, compared to the 95,000 tons of parent rolls purchased in 2009. The decrease was primarily due to the completion of the 2009 towel machine rebuild at the Middletown, Ohio mill. Industry supply of these parent rolls was readily available throughout 2010 and 2009.

Paper

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Net sales	**$712,379**	$695,929	$858,353
Operating profit (loss)	**$ 12,301**	$ 9,602	$ (38,592)
Tons sold	**489,856**	508,483	603,608
Gross profit on sales	**$ 55,621**	$ 58,335	$ 27,519
Gross profit margin	**8%**	8%	3%

The Paper segment recorded net sales of $712.4 million for the year ended December 31, 2010, compared to $695.9 million for the year ended December 31, 2009, an increase of 2%. Shipments decreased 4% over the same time period, from 508,483 tons in 2009 to 489,856 tons in 2010, due primarily to volume reductions associated with the 2009 facility closures. Net sales and shipments in 2008 were $858.4 million and 603,608 tons, respectively. Product shipments in 2009 declined approximately 16% from 2008, partially a result of anticipated volume reductions resulting from facility closures.

Comparing 2010 with 2009, average net selling price increased approximately 6%, or $42 million, with actual price increases contributing more than two-thirds of the increase, and the remaining increase a result of enhancements in overall product mix. Average net selling price decreased approximately 4%, or $30 million, in 2009 as compared to 2008. Actual net selling price decreases accounted for approximately $13 million of the average net selling price decline, while $17 million of the average net selling price decline was attributable to changes in product mix.

Demand for industrial and tape papers decreased significantly late in 2008 with demand weakness spreading to most other product categories early in 2009. Uncoated free sheet demand, the broad market category in which our Print & Color sector competes, impacted by such factors as employment trends and increased electronic data communications, has generally declined over the last eleven years. As a result, we took market-related downtime amounting to approximately 40,000 tons during 2009 compared with approximately 16,000 tons of market-related downtime in 2008. No market-related downtime was taken in 2010. Although market demand data is not available for the specific market segments in which we compete, the following table summarizes our estimated changes in market demand for the major market segments:

Management's Discussion and Analysis of Financial Condition and Results of Operations cont.

Estimated Change in Market Demand

	2010	2009
Food	4%	-
Industrial & Tape	7%	(8%)
Coated & Liner	4%	(6%)
Print & Color	(5%)	(11%)

The following table summarizes the changes in shipments of our primary product categories:

Change in Shipments

	2010	2009
Food	(2%)	(10%)
Industrial & Tape	(2%)	(9%)
Coated & Liner	(13%)	(26%)
Print & Color	(2%)	(8%)

In 2010, the shutdown of the Jay, Maine mill led to the majority of the decline in shipments within our Food and Industrial & Tape sectors. Volume performance in our Coated & Liner sector reflects our market shift away from label base categories to highly technical, coated liners for alternative energy markets. Shipments in our Print & Color sector outperformed the broader market, demonstrating share growth.

In 2009, the majority of the decline in shipments within our Print & Color sector was anticipated due to the shutdown of the Groveton mill, which reduced total annual capacity by approximately 105,000 tons. The Paper segment's core markets remain competitive with competition coming from paper-based products as well as other film-based substrates. Product pricing has remained very competitive despite the industry-wide capacity rationalization that has occurred in recent years. As 2011 began, prices were relatively stable despite continued weak market conditions.

	2010	2009	2008
Gross profit margin	7.8%	8.4%	3.2%
Specific items impacting gross profit margin:			
Impact of alternative fuel mixture credit	-	2%	-
Impact of facility closures	-	(3%)	(2%)

The Paper segment's gross profit margin was 7.8% in 2010, 8.4% in 2009, and 3.2% in 2008. Excluding the alternative fuel mixture tax credit and facility closures, increases in the cost of pulp, and transportation were greater than the increase in average net selling price and the reduced cost of natural gas, electricity, and coal, resulting in lower margins in comparison to 2009. Pulp prices increased $51 million, while energy prices decreased by $4 million in 2010 as compared to 2009.

Excluding the alternative fuel mixture tax credit, and closure of the Jay, Maine and Groveton, New Hampshire mills, Paper's gross profit margin improved in 2009 compared to 2008. Lower market pulp and energy costs and benefits associated with the closure of the Jay, Maine mill, more than offset the impact of lower average net selling prices and additional market-related downtime to result in improved margins. Fiber prices decreased approximately $46 million in 2009 as compared with 2008 while energy prices declined approximately $14 million over the same period.

In 2009, the Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit was equal to $0.50 per gallon of alternative fuel contained in the mixture and was refundable in cash. We began mixing black liquor and diesel fuel in February 2009 and filed an application to be registered as an alternative fuel mixer with the Internal Revenue Service ("IRS") in March 2009. In May 2009, our paper mill in Mosinee, Wisconsin was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. For the year ended December 31, 2009, operating profits were positively impacted by $13.5 million due to the alternative fuel mixture tax credit.

In October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit is equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

Additional information regarding facility closures is available in "Note 2 - Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures and the cellulosic biofuel credit, please refer to "Note 3 - Alternative Fuel Mixture Credits" and "Note 8 - Income Taxes" in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations cont.

Backlog

Consolidated customer order backlogs decreased to approximately 31,000 tons, representing $48.4 million in sales at December 31, 2010, compared to 42,300 tons, or $63.5 million in sales, as of December 31, 2009. Consolidated customer order backlogs were 25,000 tons, or $37.6 million in sales as of December 31, 2008. The decrease in customer order backlogs as of December 31, 2010, compared to December 31, 2009, was due to a decrease in backlogs in both our Paper and Tissue segments. Our Paper segment's backlog totaled 29,300 tons at December 31, 2010, compared to 39,400 tons at December 31, 2009. Our Tissue segment's backlog tons declined to 1,700 tons at December 31, 2010, from 2,900 tons at December 31, 2009. The change in customer backlog at December 31, 2010, compared to December 31, 2009, does not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2010, is expected to be shipped during 2011.

Labor

We employed approximately 2,400 at the end of 2010. Most hourly mill employees are covered under collective bargaining agreements. We negotiated a 5-year umbrella agreement with the United Steelworkers that was ratified on February 4, 2011. The agreement covers all five collectively bargained mills and includes competitive increases in wages and retirement income benefits.

Selling and Administrative Expenses

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**	2009	2008
Selling and administrative expense	**$86,804**	$83,229	$89,111
Percent increase (decrease)	**4%**	(7%)	6%
As a percent of net sales	**8%**	8%	7%

Selling and administrative expenses for the year ended December 31, 2010, were $86.8 million compared to $83.2 million in the same period of 2009. Selling and administrative expenses were $89.1 million for the year ended December 31, 2008.

In 2010, stock-based incentive compensation programs resulted in expense of $2.3 million compared to expense of $3.1 million in 2009. In 2008, selling and administrative expenses were impacted by stock incentive program credits of $2.2 million. Also in 2010, selling and administrative expenses were impacted by charges of $3.8 million related to a rate adjustment associated with a natural gas transportation contract and $3.1 million related to the freezing of benefits associated with a cash balance pension plan.

After adjusting for stock-based incentive compensation programs and other one-time charges, declines in advertising and compensation expenses accounted for the majority of the decrease in selling and administrative expenses during the year ended December 31, 2010, as compared with the same period in 2009. In 2009 as compared with 2008, after adjusting for stock-based incentive compensation programs, declines in advertising and travel and entertainment expenses accounted for approximately half of the decrease in selling and administrative expenses. For additional information on our stock incentive programs, refer to "Note 9 - Stock Compensation Plans" in the Notes to Consolidated Financial Statements.

Restructuring Charges

For the year ended December 31, 2009, we recorded pre-tax restructuring charges of $5.5 million related to employee severance and benefit continuation costs and other associated closure costs primarily related to the closure of our Paper segment's converting operations in Appleton, Wisconsin, and the closure of our Paper segment's paper mills in Jay, Maine and Groveton, New Hampshire. We did not incur any additional pre-tax restructuring charges related to these closures in 2010.

In 2008, we recorded pre-tax restructuring charges of $16.3 million related to employee severance and benefit continuation costs, contract termination costs, and other associated closure costs directly related to the closure of converting operations at our Paper segment's Appleton, Wisconsin facility, the permanent machine shutdown at our Paper segment's Jay, Maine mill, the sale and closure of the roll wrap portion of our Paper segment's business, and the shutdown of papermaking operations at our Paper segment's Groveton, New Hampshire mill.

For additional information, refer to "Note 2 - Restructuring" in the Notes to Consolidated Financial Statements.

Other Income and Expense

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**	2009	2008
Interest expense	**$6,587**	$8,986	$10,283
Other income, net	**234**	111	367

Interest expense decreased for the year ended December 31, 2010, to $6.6 million compared to $9.0 million for the year ended December 31, 2009, due primarily to a reduction in average debt balances outstanding during the respective years. Interest expense for the year ended December 31, 2008, was $10.3 million. In 2011, interest expense is expected to be similar to 2010 levels.

Income Taxes

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Income tax provision (credit)	**$632**	$14,635	$(10,836)
Effective tax rate	**1.7%**	41.6%	(40.6%)

During the first quarter of 2010, we recorded an additional provision for deferred income taxes of $1.2 million related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The passage of these Acts eliminated the income tax deduction for retiree health care costs beginning in 2013 equal to the federal subsidies received for providing retiree prescription drug benefits.

Additionally, in October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit is equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

The effective tax rate for the year ended December 31, 2010, excluding these additional items, was approximately 35%. The effective tax rate for 2011 is expected to remain at approximately 35%.

In 2009, we incurred additional state income tax charges related to changes in state tax laws, a tax audit settlement, and other permanent tax items. The effective tax rate excluding these additional charges was 38%.

During the third quarter of 2008, we settled an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The examination related to certain research and development credits recorded for these respective tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million in 2008. The effective tax rate, excluding the credit for income taxes as a result of the settlement, was 37.5%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Capital Expenditures

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Cash provided by (used in)			
operating activities	**$ 22,753**	$110,914	$ (2,520)
Working capital	**$109,139**	$ 92,122	$118,830
Percent increase (decrease)	**18%**	(22%)	5%
Current ratio	**1.8:1**	1.7:1	1.8:1
Capital expenditures	**$ 42,990**	$ 45,948	$ 48,324
Percent (decrease) increase	**(6%)**	(5%)	61%

Cash provided by operating activities was $22.8 million during the year ended December 31, 2010, compared to cash provided by operating activities of $110.9 million for the year ended December 31, 2009. Cash provided by operating activities decreased in 2010 as compared to 2009, primarily due to an increase in inventories and a decline in cash net earnings, which includes the impact of income tax credits and provisions. The improvement in cash provided by operating activities in 2009 as compared to 2008, was primarily due to an increase in net earnings, a reduction in inventories, and the impact of income tax refunds and provisions in 2009 as compared to 2008.

During the first quarter of 2010, the Board of Directors approved a $27 million capital project to rebuild a paper machine in Brainerd, Minnesota to add tape-backing paper production capabilities. The rebuild is scheduled for completion in the first quarter of 2011 and will provide capabilities to produce a wide range of unsaturated tape-backing paper while retaining the flexibility to produce premium printing and writing products.

In 2010, we completed several major capital projects while targeting a composite 17% internal rate of return on all projects approved during the year. The expected composite return for projects approved in 2010 was approximately 14%. Capital expenditures totaled $43.0 million, $45.9 million, and $48.3 million in 2010, 2009, and 2008, respectively. It is expected that capital spending will be approximately $40.0 million in 2011.

During 2010, we sold approximately 6,700 acres of timberlands for an after-tax gain of $4.9 million. We sold approximately 5,000 acres of timberlands for an after-tax gain of $2.0 million in 2009, and approximately 4,600 acres of timberlands for an after-tax gain of $3.9 million in 2008. A total of approximately 7,900 acres remains in the timberland sales program and we expect to sell these timberlands over the next two years. We have not committed to implement additional timberland sales programs in the future.

We believe that the available credit under our credit agreements and cash provided by operations will be sufficient to meet our cash flow needs for debt maturities, capital, working capital, and investing activities in 2011.

Debt and Equity

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Short-term debt	**$ -**	$ 52	$ 51
Long-term debt	**127,382**	117,944	191,963
Total debt	**127,382**	117,996	192,014
Stockholders' equity	**259,666**	225,422	207,581
Total capitalization	**387,048**	343,418	399,595
Long-term debt/			
capitalization ratio	**33%**	34%	48%

At December 31, 2010, total debt was $127.4 million, an increase of $9.4 million from the $118.0 million reported at December 31, 2009. The majority of the increase is due to the December 2010 conversion of the alternative fuel mixture credit to the cellulosic biofuel credit, which required repayment of approximately $15 million of the previously recognized credit.

On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010, issuance of $50 million of unsecured senior notes having an interest rate of 5.69%, and also established a three-year private shelf facility under which up to $125 million of additional promissory notes may be issued at terms agreed upon by the parties at the time of issuance. At December 31, 2010, $50 million was outstanding under the note purchase and private-shelf agreement.

In addition, the total amount of long-term debt outstanding as of December 31, 2010, includes $35.0 million in unsecured private placement notes. A total of $138.5 million of private placement notes were issued on August 31, 1999. On August 31, 2009, $68.5 million of these notes matured and were repaid. On August 31, 2007, $35.0 million of the unsecured private placement notes matured and were repaid. The remaining notes mature on August 31, 2011.

On June 23, 2010, we entered into a $125 million revolving-credit agreement with five financial institutions that will expire on June 23, 2014. This revolving-credit agreement retired a $165 million facility that was scheduled to expire in July 2011. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. In addition, under the new credit agreement, we pay an annual facility fee (initially 0.425%). Total facility fees paid under this agreement and previous agreements were $581,000 in 2010, $815,000 in 2009, and $351,000 in 2008. At December 31, 2010, there were no amounts outstanding under this agreement. There was $33.0 million and $52.5 million in outstanding borrowings under a revolving-credit agreement at December 31, 2009 and December 31, 2008, respectively.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3.0 to 1, and an adjusted consolidated net worth of $215 million (increased by 25% of net quarterly income and proceeds from equity sales). Also, we are subject to similar financial and other covenants under the note purchase and private-shelf agreement, as well as under terms of the $35 million unsecured private placement notes maturing in August 2011. At December 31, 2010, 2009, and 2008, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2010, 2009, and 2008 were $23.2 million, $30.5 million, and $15.9 million, respectively.

At December 31, 2010, under the $125 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the amount of outstanding commercial paper and the $35.0 million of unsecured private placement notes maturing in August 2011. As a result, we have classified the amounts as long-term on our Consolidated Balance Sheets.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

On December 31, 2010, we had a total of approximately $82 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk.

In February 2008, our Board of Directors authorized the repurchase of 2,500,000 shares of Wausau Paper common stock. This authorization added to the balance remaining on a 2000 authorization to repurchase 2,571,000 shares of Wausau Paper common stock. There were no repurchases of common stock during 2010 and 2009. We repurchased 1,033,000 shares of common stock during 2008. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2010, there were 2,009,774 shares available for purchase under the existing authorization.

In 2010, the Board of Directors declared cash dividends of $0.06 per share of common stock. In 2009, no cash dividends on our common stock were declared. In 2008, the Board of Directors declared cash dividends of $0.34 per share of common stock. The decrease in declared cash dividends in 2009 was due to the suspension of cash dividends on March 31, 2009. The Board of Directors reinstated cash dividends on October 20, 2010.

Commitments and Contractual Obligations

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2010:

		PAYMENTS DUE BY PERIOD					
(ALL DOLLAR AMOUNTS IN THOUSANDS)	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$127,240	$ 58,240	$ -	$ -	$ -	$ -	$69,000
Interest on debt	24,498	5,650	3,916	3,916	3,430	2,976	4,610
Operating leases	2,365	1,047	1,047	168	59	44	-
Capital spending commitments	12,879	12,879	-	-	-	-	-
Retirement plan contributions	3,900	3,900	-	-	-	-	-
Post-retirement benefit plan contributions	4,500	4,500	-	-	-	-	-
Purchase obligations	687,202	274,720	183,767	107,797	70,255	42,332	8,331
	$862,584	$360,936	$188,730	$111,881	$73,744	$45,352	$81,941

As discussed in "Note 8 - Income Taxes" in the Notes to Consolidated Financial Statements, on January 1, 2007, we adopted the provisions of FASB ASC Subtopic 740-10 (originally issued as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"). At December 31, 2010, we had a liability for unrecognized tax benefits, including related interest and penalties, totaling $1.3 million, of which approximately $0.2 million is expected to be paid within one year. For the remaining liability, due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

The interest on debt with variable rates of interest has been calculated utilizing the interest rate in effect at December 31, 2010. For additional information on debt and interest obligations, please refer to "Note 5 - Debt" in the Notes to Consolidated Financial Statements. For additional information on operating leases, please refer to "Note 6 - Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 10 - Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 7 - Pension and Other Post-retirement Benefit Plans."

Selected Financial Data

(ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2010*	2009**	FOR THE YEAR ENDED DECEMBER 31, 2008***	2007****	2006*****
Financial Results					
Net sales	**$ 1,055,688**	$ 1,032,144	$ 1,191,764	$ 1,240,438	$ 1,188,178
Depreciation, depletion, and amortization	**56,529**	75,160	69,468	94,330	57,913
Operating profit (loss)	**43,841**	44,073	(16,754)	(13,767)	39,497
Interest expense	**6,587**	8,986	10,283	11,080	11,252
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	**37,488**	35,198	(26,670)	(24,054)	28,869
Net earnings (loss)	**36,856**	20,563	(15,834)	(1,825)	17,619
Cash dividends paid	**1,475**	4,151	16,713	17,205	17,335
Cash flows from operating activities	**22,753**	110,914	(2,520)	54,813	37,982
Per Share					
Net earnings (loss) - basic	**$ 0.75**	$ 0.42	$ (0.32)	$ (0.04)	$ 0.35
Net earnings (loss) - diluted	**0.75**	0.42	(0.32)	(0.04)	0.34
Cash dividends declared	**0.06**	-	0.34	0.34	0.34
Stockholders' equity	**5.30**	4.62	4.23	5.57	5.38
Basic average number of shares outstanding	**48,965**	48,834	49,033	50,477	50,935
Price range (low and high closing)	**$6.12-11.66**	$3.80-11.87	$6.69-11.44	$8.60-15.52	$11.27-15.34
Financial Condition					
Working capital	**$ 109,139**	$ 92,122	$ 118,830	$ 112,922	$ 139,065
Total assets	**677,609**	655,101	710,850	744,197	799,114
Long-term debt	**127,382**	117,944	191,963	139,358	160,287
Stockholders' equity	**259,666**	225,422	207,581	280,915	274,074
Capital expenditures	**42,990**	45,948	48,324	30,088	23,856
Ratios					
Percent net earnings (loss) to sales	**3.5%**	2.0%	(1.3%)	(0.1%)	1.5%
Percent net earnings (loss) to average stockholders' equity	**15.2%**	9.5%	(6.5%)	(0.7%)	6.0%
Ratio of current assets to current liabilities	**1.8 to 1**	1.7 to 1	1.8 to 1	1.7 to 1	1.9 to 1
Percent of long-term debt to total capitalization	**32.9%**	34.4%	48.0%	33.2%	36.9%

* In 2010, includes after-tax expense of $2.4 million ($3.8 million pre-tax) or $0.05 per share related to a rate adjustment associated with a natural gas transportation contract for the former manufacturing facility in Groveton, New Hampshire, and after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to the freezing of benefits associated with a cash balance pension plan. Also, includes charges of $1.2 million or $0.02 per share related to the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. Further, 2010 includes a credit for income taxes of $13.6 million or $0.28 per share related to the conversion of the previously claimed alternative fuel mixture tax credit to the cellulosic biofuel producers tax credit.

** In 2009, includes after-tax expense of $17.3 million ($27.9 million pre-tax) or $0.35 per share related to closure costs and restructuring expenses as a result of the closure of Paper's Groveton, New Hampshire and Jay, Maine mills, Appleton, Wisconsin converting facility, and the sale and closure of roll wrap operations. In addition, includes after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to expenses associated with the towel machine rebuild at Tissue's Middletown, Ohio mill and the start-up of Paper's distribution center in Bedford Park, Illinois. Also in 2009, includes after-tax gains of $8.4 million ($13.5 million pre-tax) or $0.17 per share related to a tax credit for the use of alternative fuel mixtures at Paper's Mosinee, Wisconsin facility. Further, includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Paper's non-core yeast business.

*** In 2008, includes after-tax expense of $21.1 million ($33.8 million pre-tax) or $0.43 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Paper's Groveton, New Hampshire mill, the sale and closure of the roll wrap portion of our Paper business, the permanent machine shutdown at Paper's Jay, Maine mill, and the planned closure of converting operations at Paper's Appleton, Wisconsin facility. In addition, includes the settlement of an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million or $0.02 per share.

**** In 2007, includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Paper's Groveton, New Hampshire mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.

***** In 2006, includes impact to accumulated other comprehensive loss of $36.6 million ($58.1 million pre-tax) for the adoption of Accounting Standards Codification Subtopic 715-10 (originally issued as Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans.)"

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on internal control over financial reporting. This report appears on page 31.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the internal control over financial reporting of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 1, 2011 expressed an unqualified opinion on those consolidated financial statements.



Milwaukee, Wisconsin
March 1, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wausau Paper Corp. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.



Milwaukee, Wisconsin
March 1, 2011

Consolidated Balance Sheets

(ALL DOLLAR AMOUNTS IN THOUSANDS)	AS OF DECEMBER 31, 2010	2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 2,003**	$ 1,297
Receivables, net	**94,148**	98,531
Refundable income taxes	**6,720**	3,622
Inventories	**106,328**	90,004
Spare parts	**29,582**	27,932
Other current assets	**5,117**	5,574
Total current assets	**243,898**	226,960
Property, plant, and equipment - net	**380,801**	379,483
Other assets	**52,910**	48,658
Total assets	**$677,609**	$655,101
Liabilities		
Current liabilities:		
Current maturities of long-term debt	**$ -**	$ 52
Accounts payable	**70,289**	70,957
Deferred income taxes	**5,228**	877
Accrued and other liabilities	**59,242**	62,952
Total current liabilities	**134,759**	134,838
Long-term debt	**127,382**	117,944
Deferred income taxes	**3,765**	28,663
Post-retirement benefits	**80,802**	81,255
Pension	**36,512**	35,798
Other noncurrent liabilities	**34,723**	31,181
Total liabilities	**417,943**	429,679
Commitments and contingencies	**-**	-
Stockholders' Equity		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	**-**	-
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2010 and 2009)	**178,089**	175,945
Retained earnings	**287,664**	253,757
Accumulated other comprehensive loss	**(66,179)**	(63,123)
Treasury stock, at cost (11,098,872 and 11,197,900 shares in 2010 and 2009, respectively)	**(139,908)**	(141,157)
Total stockholders' equity	**259,666**	225,422
Total Liabilities and Stockholders' Equity	**$677,609**	$655,101

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2010	2009	2008
		FOR THE YEAR ENDED DECEMBER 31,	
Net sales	**$1,055,688**	$1,032,144	$1,191,764
Cost of sales	**925,043**	899,310	1,103,076
Gross profit	**130,645**	132,834	88,688
Selling and administrative	**86,804**	83,229	89,111
Restructuring	**-**	5,532	16,331
Operating profit (loss)	**43,841**	44,073	(16,754)
Other income (expense):			
Interest expense	**(6,587)**	(8,986)	(10,283)
Interest income	**-**	-	153
Other, net	**234**	111	214
Earnings (loss) before income taxes	**37,488**	35,198	(26,670)
Provision (credit) for income taxes	**632**	14,635	(10,836)
Net earnings (loss)	**$ 36,856**	$ 20,563	$ (15,834)
Net earnings (loss) per share-basic and diluted	**$ 0.75**	$ 0.42	$ (0.32)
Weighted average shares outstanding - basic	**48,965**	48,834	49,033
Weighted average shares outstanding - diluted	**49,292**	49,117	49,033
Dividends declared per common share	**$ 0.06**	$ -	$ 0.34

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(ALL DOLLAR AMOUNTS IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31, 2010	2009	2008
Cash Flows From Operating Activities:			
Net earnings (loss)	**$36,856**	$20,563	$(15,834)
Provision for depreciation, depletion, and amortization	**56,529**	75,160	69,468
Provision for losses on accounts receivable	**607**	729	328
Gain on sale of assets	**(9,059)**	(5,062)	(4,304)
Impairment of long-lived assets	**536**	-	21
Compensation expense for stock-based awards	**3,133**	3,291	1,600
Deferred income taxes	**(22,327)**	12,344	(9,404)
Changes in operating assets and liabilities:			
Receivables	**3,776**	(2,520)	13,046
Inventories	**(16,324)**	28,191	(9,663)
Other assets	**(21,412)**	(22,561)	(15,225)
Accounts payable and other liabilities	**(6,424)**	(682)	(27,149)
Accrued and refundable income taxes	**(3,138)**	1,461	(5,404)
Net cash provided by (used in) operating activities	**22,753**	110,914	(2,520)
Cash Flows From Investing Activities:			
Capital expenditures	**(42,990)**	(45,948)	(48,324)
Grants received for capital expenditures	**1,838**	-	-
Proceeds from sale of assets	**10,653**	9,615	9,056
Net cash used in investing activities	**(30,499)**	(36,333)	(39,268)
Cash Flows From Financing Activities:			
Net (payments) issuances of commercial paper	**(7,274)**	14,604	15,910
Net (payments) borrowings under credit agreements	**(33,000)**	(19,500)	37,500
Issuances of note payable	**50,000**	-	-
Payments of notes payable	**(28)**	(68,567)	(66)
Payments under capital lease obligation	**-**	-	(138)
Dividends paid	**(1,475)**	(4,151)	(16,713)
Proceeds from stock option exercises	**229**	-	-
Payments for purchase of company stock	**-**	-	(8,496)
Net cash provided by (used in) financing activities	**8,452**	(77,614)	27,997
Net increase (decrease) in cash and cash equivalents	**706**	(3,033)	(13,791)
Cash and cash equivalents at beginning of year	**1,297**	4,330	18,121
Cash and cash equivalents at end of year	**$ 2,003**	$ 1,297	$ 4,330
Supplemental Cash Flow Information:			
Interest paid - net of amount capitalized	**$ 4,567**	$ 8,967	$ 9,271
Income taxes paid	**$11,334**	$ 5,524	$ 6,587

Noncash investing activities: For the years ended December 31, 2010, 2009, and 2008, capital expenditures that are included in accounts payable were $5.0 million, $3.7 million, and $11.5 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2007	$173,950	$268,062	$(26,225)	$(134,872)	$280,915
Comprehensive loss, 2008:					
Net loss		(15,834)			(15,834)
Retirement and other post-retirement plans (Net of $17,890 deferred tax)			(31,883)		(31,883)
Comprehensive loss, 2008					(47,717)
Adoption of measurement date provisions of ASC 715-10 (Net of $1,066 deferred tax)		(2,274)	408		(1,866)
Cash dividends declared		(16,715)			(16,715)
Restricted stock grant	(147)			235	88
Settlement of performance unit grant	(499)			359	(140)
Stock-based award compensation	1,512				1,512
Purchases of treasury stock				(8,496)	(8,496)
Balances December 31, 2008	174,816	233,239	(57,700)	(142,774)	207,581
Comprehensive earnings, 2009:					
Net earnings		20,563			20,563
Retirement and other post-retirement plans (Net of $2,643 deferred tax)			(5,423)		(5,423)
Comprehensive earnings, 2009					15,140
Dividends on stock-based awards		(45)			(45)
Restricted stock grant	(267)			832	565
Settlement of performance unit grant	(1,330)			785	(545)
Stock-based award compensation	2,726				2,726
Balances December 31, 2009	**175,945**	**253,757**	**(63,123)**	**(141,157)**	**225,422**
Comprehensive earnings, 2010:					
Net earnings		**36,856**			**36,856**
Retirement and other post-retirement plans (Net of $271 deferred tax)			**(3,056)**		**(3,056)**
Comprehensive earnings, 2010					**33,800**
Cash dividends declared		**(2,949)**			**(2,949)**
Stock options exercised	**(87)**			**316**	**229**
Restricted stock grant	**203**			**(51)**	**152**
Settlement of performance unit grant	**(952)**			**984**	**32**
Stock-based award compensation	**2,980**				**2,980**
Balances December 31, 2010	**$178,089**	**$287,664**	**$(66,179)**	**$(139,908)**	**$259,666**

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within two principal segments: Tissue and Paper. The majority of our products are sold within the United States and Canada.

The Tissue Segment produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

The Paper segment manufactures, converts, and markets a broad line of premium printing and writing grades, as well as produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

Basis of Presentation

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. There were approximately $1.9 million and $1.2 million of cash and cash equivalents on deposit with one bank at December 31, 2010 and 2009, respectively.

Inventories

Pulpwood, finished paper products, and approximately 97% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $0.2 million and $4.1 million for the years ended December 31, 2010 and 2009, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations.

Buildings are depreciated over a 20 to 45 year period; machinery and equipment over a 3 to 20 year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

Interest capitalized on long-term projects in 2010, 2009, and 2008 totaled $0.2 million, $0.7 million, and $0.2 million, respectively.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, based on a discounted cash flow analysis. In 2010, we recorded an impairment loss of $0.5 million. No impairment loss was recorded in 2009. In 2008, we recorded an impairment loss of less than $0.1 million.

Timber and timberlands are stated at net depleted value. We capitalize the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. Depletion is either recorded as each block is harvested or as a percentage of each block harvested. The cost and related depletion of timberlands sold under our timberland sales program are removed from the accounts, and any resulting gains or losses are included as a component of cost of sales in the Consolidated Statements of Operations. Timberland sales gains of $8.0 million, $3.2 million, and $6.2 million were included in cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008, respectively.

Income Taxes

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Treasury Stock

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

Accumulated Other Comprehensive Loss

For all periods presented, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $38.8 million, $39.1 million, and $36.4 million at December 31, 2010, 2009, and 2008, respectively.

Revenue Recognition

Revenue is recognized, net of estimated discounts, allowances and returns upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay us and we have no remaining obligation. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

In certain circumstances, we will enter into agreements to sell dispenser systems to our customers at a reduced cost. These agreements contain specific provisions, among which the customer must maintain the dispenser system and utilize our products in the dispenser over the term of the agreement. We evaluate the recoverability of the carrying amount of the dispenser systems whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We use judgment to determine when an impairment test is necessary. No impairment losses related to dispenser systems were recorded in 2010, 2009, or 2008. The net costs associated with providing the dispenser system at a discount are recorded in other assets on our Consolidated Balance Sheets, and are amortized as a reduction of net sales over the term of the agreement. There were approximately $44.0 million and $43.1 million recorded in other assets for dispenser systems at December 31, 2010, and 2009, respectively. In the years ended December 31, 2010 and 2009, deferred costs related to dispenser systems were approximately $17.4 million and $20.4 million, respectively.

Stock-based Compensation Plans

We have adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 718-10 (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment"), which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement. See Note 9 for a further discussion on stock-based compensation plans.

Earnings Per Share

We present both basic and diluted net earnings (loss) per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 9 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock, and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2010, 2009, and 2008, stock-based grants for 1,981,893, 1,734,476, and 2,258,220 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted earnings (loss) per share are reconciled as follows:

(ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	**2010**	2009	2008
Net earnings (loss)	**$36,856**	$20,563	$(15,834)
Basic weighted average common shares outstanding	**48,965**	48,834	49,033
Dilutive securities:			
Stock compensation plans	**327**	283	-
Diluted weighted average common shares outstanding	**49,292**	49,117	49,033
Net earnings (loss) per share – basic	**$ 0.75**	$ 0.42	$ (0.32)
Net earnings (loss) per share – diluted	**$ 0.75**	$ 0.42	$ (0.32)

Derivatives

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2010 and 2009, there were no derivative instruments outstanding.

Research and Development Expenses

Research and development costs are expensed as incurred. Expenditures for product development were $3.1 million, $2.4 million, and $2.5 million in 2010, 2009, and 2008, respectively.

NOTE 2 RESTRUCTURING

In December 2008, we announced plans to permanently close our Paper segment's converting operations at our Appleton, Wisconsin facility. In December 2009, operations fully ceased and the Appleton facility was closed. The converting equipment at the Appleton facility was relocated to our paper mills in Brokaw, Wisconsin and Brainerd, Minnesota, and distribution activities were relocated to a distribution facility in Bedford Park, Illinois. The cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008 includes $1.4 million and less than $0.1 million, respectively, in pre-tax charges for associated closure costs. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs was $0.5 million and less than $0.1 million, respectively, for the years ended December 31, 2009 and 2008. At December 31, 2009, $0.4 million was recorded as a current liability for restructuring expenses, primarily consisting of severance and benefit continuation costs that were paid in 2010. No closure charges were incurred during 2010.

In March 2009, we announced plans to permanently shut down all operations at our Paper segment's Jay, Maine paper mill. The paper mill was closed during the second quarter of 2009. The cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, includes $20.8 million and $7.2 million, respectively, in pre-tax charges for depreciation on assets and other associated closure costs. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated closure costs for the years ended December 31, 2009 and 2008, was $4.7 million and $2.4 million, respectively. No closure costs were incurred during 2010.

In October 2007, we announced plans to cease the Paper segment's papermaking operations at our Groveton, New Hampshire paper mill. The papermaking operations permanently ceased during December 2007 and the paper mill was closed. The cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008 includes less than $0.1 million and $10.1 million, respectively, related to associated closure costs. Pre-tax restructuring expense for the years ended December 31, 2009 and 2008, as reflected in the Consolidated Statements of Operations, includes $0.3 million and $13.4 million, respectively, related to contract termination costs and other associated closure costs. No closure costs were incurred during 2010.

In the fourth quarter of 2010, we incurred pre-tax charges of $3.8 million due to a rate adjustment associated with a natural gas transportation contract for our former Groveton, New Hampshire paper mill. The charge is included in selling and administrative expenses in the Consolidated Statements of Operations. At December 31, 2010, $2.3 million and $9.6 million are included in current liabilities and noncurrent liabilities, respectively, consisting of contract termination costs. We will continue to make payments related to the contract over the original contractual term.

NOTE 3 ALTERNATIVE FUEL MIXTURE CREDITS

During 2009, the Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit expired on December 31, 2009. We began mixing black liquor and diesel fuel in February 2009 and filed an application to be registered as an alternative fuel mixer with the Internal Revenue Service ("IRS") in March 2009. In May 2009, our Paper segment's mill in Mosinee, Wisconsin was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. At December 31, 2009, there were $3.0 million in alternative fuel mixture tax credits included in receivables, net, on the Consolidated Balance Sheets. These refunds were collected during the first quarter of 2010. For the year ended December 31, 2009, the cost of sales in the Consolidated Statements of Operations includes credits for eligible alternative fuel mixture tax refunds of $13.5 million, which represent eligible alternative fuel mixture credits earned less associated expenses of $1.0 million.

In October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit is equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. See Note 8 for additional information on the conversion to the cellulosic biofuel credit.

NOTE 4 SUPPLEMENTAL BALANCE SHEET INFORMATION

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009
Receivables		
Trade	**$ 91,159**	$ 91,333
Other	**4,736**	8,709
	95,895	100,042
Less: allowances for doubtful accounts	**(1,747)**	(1,511)
	$ 94,148	$ 98,531
Inventories		
Raw materials	**$ 37,982**	$ 31,098
Work in process and finished goods	**116,456**	100,251
Supplies	**6,093**	6,356
Inventories at cost	**160,531**	137,705
LIFO reserve	**(54,203)**	(47,701)
	$ 106,328	$ 90,004
Property, plant, and equipment		
Buildings	**$ 119,835**	$ 117,413
Machinery and equipment	**965,173**	948,591
	1,085,008	1,066,004
Less: accumulated depreciation	**(736,594)**	(705,743)
Net depreciated value	**348,414**	360,261
Land	**6,747**	6,562
Timber and timberlands, net of depletion	**5,748**	5,688
Construction in progress	**19,892**	6,972
	$ 380,801	$ 379,483
Accrued and other liabilities		
Payroll	**$ 10,635**	$ 14,113
Vacation pay	**11,670**	11,349
Compensation plans	**486**	1,643
Employee retirement plans	**5,297**	6,321
Rebates	**13,573**	13,462
Accrued income taxes	**400**	435
Other	**17,181**	15,629
	$ 59,242	$ 62,952

NOTE 5 DEBT

A summary of long-term debt as of December 31 is as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009
Unsecured private placement notes with interest of 7.43%, due August 31, 2011	**$ 35,000**	$ 35,000
Unsecured private placement notes with interest of 5.69%, due April 9, 2017	**50,000**	-
Industrial development bonds due July 1, 2023, with weighted average interest rate of 0.51% in 2010 and 0.66% in 2009	**19,000**	19,000
Revolving-credit agreement with financial institutions, with weighted average interest rate of 2.09% in 2010 and 2.85% in 2009	**-**	33,000
Commercial paper placement agreement, with weighted average interest rate of 1.70% in 2010 and 1.78% in 2009	**23,240**	30,514
Note payable	**-**	127
Subtotal	**127,240**	117,641
Premium on senior notes	**142**	355
Total debt	**127,382**	117,996
Less: current maturities of long-term debt	**-**	(52)
Total long-term debt	**$127,382**	$117,944

We had $138.5 million in unsecured private placement notes that were closed and funded on August 31, 1999. On August 31, 2009, $68.5 million of the unsecured private placement notes matured and were repaid, and on August 31, 2007, $35.0 million of the unsecured private placement notes matured and were repaid. The remaining principal amount of the notes is $35.0 million with an interest rate of 7.43%. These 12-year notes mature on August 31, 2011. In connection with the note offering, we entered into an interest-rate swap agreement under which the interest rate paid by us with respect to $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, we terminated this interest-rate swap arrangement. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments. See Note 12 for additional information regarding the interest-rate swap and amortization of debt premium.

On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010, issuance of $50 million of unsecured senior notes having an interest rate of 5.69%, and also established a three-year private shelf facility under which up to $125 million of additional promissory notes may be issued at terms agreed upon by the parties at the time of issuance. At December 31, 2010, $50 million was outstanding under the note purchase and private-shelf agreement.

On June 23, 2010, we entered into a $125 million revolving-credit agreement with five financial institutions that will expire on June 23, 2014. This revolving-credit agreement retired a $165 million facility that was scheduled to expire in July 2011. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. Under the new credit agreement, we pay an annual facility fee (initially 0.425%). Total facility fees paid under this agreement and previous agreements were $581,000 in 2010, $815,000 in 2009, and $351,000 in 2008. At December 31, 2010, there were no amounts outstanding under this agreement. There was $33.0 million in outstanding borrowings under a revolving-credit agreement at December 31, 2009.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3.0 to 1, and an adjusted consolidated net worth of $215 million (increased by 25% of net quarterly income and proceeds from equity sales). Also, we are subject to similar financial and other covenants under the note purchase and private-shelf agreement, as well as under terms of the $35.0 million unsecured private placement notes maturing in August 2011. At December 31, 2010 and 2009, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2010 and 2009 were $23.2 million and $30.5 million, respectively.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

At December 31, 2010, under the $125 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the amount of outstanding commercial paper and the $35.0 million of unsecured private placement notes maturing in August 2011. As a result, we have classified the amount as long-term on our Consolidated Balance Sheets.

The aggregate annual maturities of long-term debt are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Annual maturities
2011	$58,240
2012	-
2013	-
2014	-
2015	-
Thereafter	69,000

NOTE 6 LEASE COMMITMENTS

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2010:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Operating Leases
2011	$1,047
2012	1,047
2013	168
2014	59
2015	44
Thereafter	-
Total minimum payments	$2,365

Rental expense for all operating leases was as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**	2009	2008
Rent expense	**$13,801**	$12,366	$8,700

NOTE 7 PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and non-union employees are based on pay and years of service. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations. During 2010, we froze the benefits associated with a certain cash balance pension plan.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded. In 2010, we made the decision to freeze the benefits under certain defined benefit supplemental retirement plans.

We also provide certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

In September 2006, the FASB issued ASC Subtopic 715-10 (originally issued as Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. ASC 715-10 also requires the measurement date of the funded status of a plan as of the date of the year-end financial statements. The recognition provisions of ASC 715-10 were adopted on December 31, 2006, and we adopted the measurement date provisions on January 1, 2008.

The changes in benefit obligations and plan assets at December 31, 2010 and 2009, are presented in the following schedule.

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Retirement Benefits		Other Post-retirement Benefits	
	2010	2009	**2010**	2009
Change in benefit obligation:				
Benefit obligation at December 31, 2009 and 2008	**$222,675**	$208,315	**$ 85,955**	$ 75,152
Service cost	**5,115**	5,397	**1,464**	1,404
Interest cost	**12,281**	12,434	**4,827**	4,515
Amendments	**(318)**	1,823	**143**	-
Net actuarial loss (gain)	**15,748**	13,182	**(1,968)**	11,201
Participant contributions	**-**	-	**2,286**	2,166
Curtailments	**(63)**	-	**-**	(1,743)
Settlements	**(1,052)**	(5,490)	**-**	-
Benefits paid	**(12,902)**	(12,986)	**(7,405)**	(6,740)
Benefit obligation at December 31	**$241,484**	$222,675	**$ 85,302**	$ 85,955
Change in plan assets:				
Fair value at December 31, 2009 and 2008	**$171,963**	$149,863	**$ -**	$ -
Actual gain	**18,742**	29,944	**-**	-
Company contributions	**13,521**	10,632	**5,119**	4,574
Participant contributions	**-**	-	**2,286**	2,166
Settlements	**(1,052)**	(5,490)	**-**	-
Benefits paid	**(12,902)**	(12,986)	**(7,405)**	(6,740)
Fair value at December 31	**$190,272**	$171,963	**$ -**	$ -
Funded status at December 31	**$ (51,212)**	$ (50,712)	**$(85,302)**	$(85,955)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	**$ (597)**	$ (1,557)	**$ (4,500)**	$ (4,700)
Noncurrent liabilities	**(50,615)**	(49,155)	**(80,802)**	(81,255)
Amounts recognized at December 31	**$ (51,212)**	$ (50,712)	**$(85,302)**	$(85,955)

For 2010, the amendments to retirement benefit plans reflect changes to certain non-union plans, while for 2009 the amendments to retirement benefit plans relate to union negotiated rate increases.

Amounts recognized in Accumulated Other Comprehensive Loss, net of tax, consist of:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Retirement Benefits		Other Post-retirement Benefits	
	2010	2009	**2010**	2009
Prior service cost (credit)	**$ 3,947**	$ 7,213	**$(11,376)**	$(12,396)
Net loss	**49,339**	43,877	**24,269**	24,429
Net amount recognized at December 31	**$53,286**	$51,090	**$ 12,893**	$ 12,033

The total accumulated benefit obligation for qualified and non-qualified defined benefit pension plans was $241.5 million and $222.1 million at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the total accumulated benefit obligation for pension plans exceeded the plan assets for all of the qualified defined benefit pension plans.

	Pension Benefits		
	Target Allocations	Percentage of Plan Assets at Measurement Date	
		2010	2009
Asset category			
Equity securities	60%	**63%**	62%
Debt securities	40%	**37%**	38%
Total	100%	**100%**	100%

Wausau Paper's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee manages toward an asset allocation consisting of approximately 60% equity securities and 40% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

The plan's assets are recorded at estimated fair value utilizing level 2 inputs. Level 2 inputs are inputs other than quoted market prices that are observable for securities, either directly or indirectly. All of the plan's assets are in pooled separate accounts and are stated at estimated fair value based on quoted market prices of the underlying investments held by the pooled separate accounts. Following is a summary, by asset category, of the fair value level 2 inputs of our plan assets at December 31, 2010 and 2009:

	2010	2009
Asset category:		
Domestic pooled separate accounts	**$162,049**	$146,042
Foreign pooled separate accounts	**28,223**	25,921
Total	**$190,272**	$171,963

Although we do not expect to have a minimum funding requirement for all of our defined benefit pension plans in 2011, we may elect to make contributions of up to $3.9 million directly to pension plans. We also expect to contribute $4.5 million, net of subsidy reimbursements, directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Pension Benefit Payments	Other Post-retirement Benefit Payments	Subsidy
2011	11,833	4,688	188
2012	12,070	4,484	211
2013	12,508	4,971	228
2014	13,309	5,336	250
2015	13,904	5,658	267
2016-2020	93,559	31,791	1,541

The components of net periodic benefit costs recognized in the Consolidated Statements of Operations and the amounts recognized in other comprehensive income are as follows:

	Pension Benefits			Other Post-retirement Benefits		
(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost:						
Service cost	**$ 5,115**	$ 5,397	$ 6,374	**$ 1,464**	$ 1,404	$ 1,800
Interest cost	**12,281**	12,434	12,406	**4,827**	4,515	4,662
Expected return on plan assets	**(14,797)**	(14,968)	(14,779)	**-**	-	-
Amortization of:						
Prior service cost (benefit)	**1,788**	1,954	1,881	**(3,450)**	(3,494)	(3,468)
Actuarial loss	**2,705**	1,241	1,952	**2,386**	1,813	2,017
Curtailments	**3,158**	-	-	**-**	-	-
Settlements	**225**	886	-	**-**	-	-
Subtotal	**10,475**	6,944	7,834	**5,227**	4,238	5,011
Components charged to restructuring expense:						
Curtailments	**-**	520	505	**-**	(1,500)	(1,051)
Total net periodic benefit cost	**$ 10,475**	$ 7,464	$ 8,339	**$ 5,227**	$ 2,738	$ 3,960
Recognized in other comprehensive income (before tax effect):						
Net actuarial loss (gain)	**$ 11,802**	$ (1,795)	$ 59,864	**$(1,968)**	$11,201	$ (100)
Prior service (credit) cost	**(319)**	1,823	1,061	**143**	(243)	(6,829)
Amortization of:						
Net actuarial loss	**(2,992)**	(2,127)	(2,477)	**(2,385)**	(1,813)	(2,522)
Prior service (cost) credit	**(4,946)**	(2,475)	(2,880)	**3,450**	3,494	4,281
Total recognized in other comprehensive income	**3,545**	(4,574)	55,568	**(760)**	12,639	(5,170)
Total recognized in net periodic benefit cost and other comprehensive income	**$ 14,020**	$ 2,890	$ 63,907	**$ 4,467**	$15,377	$(1,210)

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2011, are charges of $1.0 million and $3.6 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ended December 31, 2011, are a credit of $3.4 million and a charge of $2.2 million, respectively.

The curtailment recognized in 2010 is related to the freezing of benefits associated with a cash balance pension plan and a change in the design of a supplemental retirement plan. In 2010, the settlement relates to the payment of a supplement retirement liability to a certain retired participant. In 2009, the settlement relates to the payment of a pension liability with respect to certain retired participants. Also for 2009, the curtailment recognized related to the closure of our Paper segment's paper mill in Jay, Maine, while for 2008, the curtailment recognized related to the shutdown of one of the two paper machines at the mill in Jay, Maine.

The weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2010	2009	2008	**2010**	2009	2008
Weighted-average assumptions used to determine benefit obligations at the selected measurement dates:						
Discount rate	**5.25%**	5.75%	6.25%	**5.25%**	5.75%	6.25%
Rate of compensation increase	**4.25%**	4.25%	4.25%	**n/a**	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:						
Discount rate	**5.75%**	6.25%	6.25%	**5.75%**	6.25%	6.25%
Expected return on plan assets	**7.75%**	8.00%	8.00%	**n/a**	n/a	n/a
Rate of compensation increase	**4.25%**	4.25%	4.25%	**n/a**	n/a	n/a
Assumed health care cost trend rates at December 31:						
Health care cost trend rate assumed	**n/a**	n/a	n/a	**8%**	9%	9%
Ultimate trend rate	**n/a**	n/a	n/a	**5%**	5%	5%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2017**	2016	2011

The expected return on plan assets reflects our expectations of average rates of return on funds invested to provide benefits included in the projected benefit obligations. The expected return is based on various factors, including estimated inflation, fixed income and equity returns, historical returns, and asset allocation and investment strategy. Differences between actual and expected returns on pension plan assets are recorded as an actuarial gain or loss and are amortized over the average remaining service period of active plan participants.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2010, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	One percentage point Increase	Decrease
Effect on the post-retirement benefit obligation	$10,470	$(8,804)
Effect on the sum of the service and interest cost components	873	(723)

We also sponsor defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $2.9 million, $1.8 million, and $3.0 million in 2010, 2009, and 2008, respectively. The decline in the cost of the defined contribution pension plans in 2009 was due to the suspension of company matching contributions on non-bargained plans effective on March 31, 2009. Company matching contributions were reinstated January 1, 2010. During the year ended December 31, 2010, we made certain design changes to our defined contribution pension plans. These design changes enhanced the company contributions that are based on a percentage of employee contributions and incorporated a non-elective contribution based on specific eligibility requirements. The design changes are effective beginning January 1, 2011.

We historically have had deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. During 2008, we terminated the deferred-compensation agreements with certain present and past key officers and employees. In 2009, we made payments of $8.3 million to certain present and past key officers and employees as a result of the termination of the agreements. We continue to maintain deferred-compensation agreements with certain present and past directors. The annual cost of the deferred-compensation agreements was a credit of $0.5 million for the year ended December 31, 2010, and a charge of $0.3 million for the year ended December 31, 2009. At December 31, 2010 and 2009, the amounts accrued under the deferred-compensation agreements were $1.5 million and $2.0 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

NOTE 8 INCOME TAXES

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

The provision (credit) for income taxes is comprised of the following:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**	2009	2008
Current tax expense (credit):			
Federal	**$ 20,417**	$ 1,648	$ (1,868)
State	**2,542**	643	436
Total current	**22,959**	2,291	(1,432)
Deferred tax expense (credit):			
Federal	**(22,528)**	10,747	(8,727)
State	**201**	1,597	(677)
Total deferred	**(22,327)**	12,344	(9,404)
Total provision (credit) for income taxes	**$ 632**	$14,635	$(10,836)

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**		2009		2008	
Federal statutory tax rate	**$ 13,121**	**35.0%**	$12,319	35.0%	$ (9,334)	(35.0%)
State taxes (net of federal tax benefits)	**1,410**	**3.8**	973	2.8	(394)	(1.5)
State taxes due to rate change	**-**	**-**	1,042	3.0	-	-
Alternative fuel mixtures credit conversion	**(13,618)**	**(36.3)**	-	-	-	-
Medicare subsidy change	**1,201**	**3.2**	-	-	-	-
Domestic production activities deduction	**(1,167)**	**(3.1)**	(118)	(0.4)	-	-
Other	**(315)**	**(0.9)**	419	1.2	(1,108)	(4.1)
Effective tax rate	**$ 632**	**1.7%**	$14,635	41.6%	$(10,836)	(40.6%)

During the first quarter of 2010, we recorded an additional provision for deferred income taxes of $1.2 million related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The passage of these Acts eliminated the income tax deduction for retiree health care costs beginning in 2013 equal to the federal subsidies received for providing retiree prescription drug benefits.

Additionally, in October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit is equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

At the end of 2010, $143.1 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2037. Under the provisions of ASC Subtopic 740-10 (originally issued as SFAS No. 109, "Accounting for Income Taxes"), the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2010 and 2009, are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009
Deferred tax assets:		
Accrued compensated absences	**$ 3,952**	$ 3,710
Pensions	**13,612**	10,054
Post-retirement benefits	**31,533**	34,310
State net operating loss carry forward	**13,519**	14,093
Cellulosic biofuel credit carry forward	**21,040**	-
Other	**19,297**	24,196
Gross deferred tax asset	**102,953**	86,363
Less valuation allowance	**(96)**	(98)
Net deferred tax assets	**102,857**	86,265
Deferred tax liabilities:		
Property, plant, and equipment	**(91,803)**	(96,371)
Other	**(20,047)**	(19,434)
Gross deferred tax liability	**(111,850)**	(115,805)
Net deferred tax liability	**$ (8,993)**	$ (29,540)

The total deferred tax liabilities as presented in the accompanying Consolidated Balance Sheets are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009
Net current deferred tax liabilities	**$(5,228)**	$ (877)
Net noncurrent deferred tax liabilities	**(3,765)**	(28,663)
Net deferred tax liability	**$(8,993)**	$(29,540)

A valuation allowance has been recognized for certain state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

The following table summarizes the activity related to our liability for unrecognized tax benefits, all of which would impact our effective tax rate if recognized:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Balance at January 1	**$ 935**	$1,181	$4,942
Increases related to current year tax positions	**25**	41	-
Increases related to tax positions in prior years	**-**	128	37
Decreases related to tax positions in prior years	**-**	(224)	(1,557)
Settlements	**-**	-	(1,879)
Expiration of statute of limitations	**(103)**	(191)	(362)
Total	**$ 857**	$ 935	$1,181

We record penalties and accrued interest related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Operations. During 2010 and 2009, we accrued potential penalties and interest of approximately $0.1 million related to unrecognized tax benefits. During 2010, as a result of the expiration of the statute of limitations, we reduced the amount accrued for potential penalties and interest by approximately $0.1 million. In total, as of December 31, 2010 and 2009, we have recorded liabilities for potential penalties and interest of approximately $0.5 million, which are included in the liabilities for unrecognized tax benefits. At December 31, 2010, the liability for uncertain tax positions was $1.3 million, with $0.2 million of the liability recorded as a current liability and $1.1 million recorded as a noncurrent liability. The liability for uncertain tax positions at December 31, 2009 was $1.4 million, with $0.3 million of the liability recorded as a current liability and $1.1 million recorded as a noncurrent liability.

During 2008 we settled an ongoing examination by the IRS for our 1998 to 2003 tax years. The examination related to certain research and development credits recorded for these respective tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a decrease of $3.7 million to our total gross liability for unrecognized tax benefits, a credit for income taxes of $1.1 million, and cash paid of $2.2 million. We are currently open to audit under the statute of limitations by the IRS for the year ended December 31, 2006, and years thereafter. We also file income tax returns in numerous state jurisdictions with varying statutes of limitations. We do not expect any significant changes to our unrecognized tax benefits during the next twelve months.

NOTE 9 STOCK COMPENSATION PLANS

We have adopted the provisions of FASB ASC Subtopic 718-10 (originally issued as SFAS No. 123 (revised 2004), "Share-Based Payment"), which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement.

Stock Options, Restricted Stock Awards, and Performance Units

During the year ended December 31, 2010, we had two stock incentive plans, the "2000 Stock Incentive Plan" and the "2010 Stock Incentive Plan", under which awards to grantees were issued. The 2000 Stock Incentive Plan expired on June 21, 2010, and was replaced by the 2010 Stock Incentive Plan. No further awards were available under the 2000 Stock Incentive Plan after the plan expired. While the 2000 Stock Incentive Plan was in effect and under the 2010 Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 2.5 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2010, there were approximately 2.5 million shares available under the 2010 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the years ended December 31, 2010 and 2009, we recognized approximately $3.1 million and $3.3 million, respectively, in share-based compensation expense which included fixed option grants, restricted stock grants, and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2010, total unrecognized compensation cost related to share-based compensation awards was approximately $1.3 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately 0.6 years.

Options

Non-qualified stock options are granted for terms up to 10 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2010, 2009, and 2008, and changes during those years:

	2010 Shares	**2010 Weighted Average Exercise Price**	2009 Shares	2009 Weighted Average Exercise Price	2008 Shares	2008 Weighted Average Exercise Price
Outstanding at January 1	**1,922,956**	**$11.62**	1,997,624	$12.12	2,001,624	$12.16
Granted	**413,000**	**11.36**	313,000	10.27	382,669	8.07
Exercised	**(25,000)**	**9.15**	-	-	-	-
Terminated/canceled	**(157,520)**	**14.18**	(387,668)	13.12	(386,669)	8.32
Outstanding at December 31	**2,153,436**	**$11.41**	1,922,956	$11.62	1,997,624	$12.12
Exercisable at December 31	**1,588,436**	**$11.50**	1,711,290	$11.75	1,924,292	$12.19
Fair value of options granted during the year		**$ 3.32**		$ 2.67		$ 1.91

The preceding table includes performance-based options that vested in relation to achieving defined performance criteria. There were no performance-based options granted during 2010. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2010, 2009, and 2008, and changes during those years:

	2010 Shares	**2010 Weighted Average Exercise Price**	2009 Shares	2009 Weighted Average Exercise Price	2008 Shares	2008 Weighted Average Exercise Price
Outstanding at January 1	**60,000**	**$10.71**	66,000	$10.74	66,000	$10.74
Granted	**-**	**-**	-	-	346,669	8.04
Terminated/canceled	**(6,000)**	**10.71**	(6,000)	11.04	(346,669)	8.04
Outstanding at December 31	**54,000**	**$10.71**	60,000	$10.71	66,000	$10.74
Exercisable at December 31	**54,000**	**$10.71**	60,000	$10.71	66,000	$10.74

As a result of not achieving certain operating profit levels for the year ended December 31, 2008, no compensation expense was recorded for performance-based option grants.

Additional information regarding all grants outstanding and exercisable at December 31, 2010, is as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$6.54 - $11.66	**1,507,313**	**8.66**	**$10.09**	**942,313**	**$ 9.43**
$12.36 - $18.50	**646,123**	**9.06**	**14.48**	**646,123**	**14.48**
Total	**2,153,436**			**1,588,436**	
Aggregate intrinsic value	**$69**			**$38**	

For the year ended December 31, 2010, we estimated the fair value of each option on the date of grant using the binomial tree model and the following weighted average assumptions:

Average risk-free interest rate	3.81%
Expected dividend yield	2.57%
Expected volatility	44.03%
Expected term (years)	6.2

The average risk-free rate is determined on the grant date using the yield on zero-coupon U.S. Treasury strips. The rate is duration-matched to the term of the option, which may entail an extrapolation of the rate. The expected dividend yield is calculated using the future expected Wausau Paper dividends based on recent dividend history. The expected volatility assumption is based on a 50 percent weighting factor for implied volatilities of comparable exchange traded-options and a 50 percent weighting factor of the monthly average historical volatilities of our common stock over the expected life of the award. The expected term of the options is calculated using the remaining contractual lives of the grants and expected exercise and expected termination behavior based upon historical data.

During the year ended December 31, 2010, cash received from stock option exercises totaled $0.2 million. The total intrinsic value of stock options exercised during the year ended December 31, 2010 was less than $0.1 million. The total value of stock options vested during the years ended December 31, 2010, 2009, and 2008 was $0.1 million, $0.4 million, and $0.2 million, respectively.

Restricted Stock

Under the 2010 Stock Incentive Plan, we may grant shares of restricted stock. The shares are valued based upon the closing price of Wausau Paper's common stock on the date of the grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense is recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares are deferred and held by us until satisfaction of the vesting requirements.

The following table summarizes the activity relating to restricted stock grants:

	2010	2009	2008
Outstanding at January 1 (number of shares)	**72,000**	12,000	-
Granted	**-**	71,000	18,000
Terminated	**(4,000)**	(5,000)	-
Settled	**(21,000)**	(6,000)	(6,000)
Outstanding at December 31 (number of shares)	**47,000**	72,000	12,000

The aggregate intrinsic value of restricted stock outstanding at December 31, 2010, was approximately $0.4 million. Total compensation expense recognized for restricted stock for the years ended December 31, 2010, 2009, and 2008 was $0.2 million, $0.6 million and $0.1 million, respectively.

Performance Units

Under the 2010 Stock Incentive Plan, we may grant performance units that may vest in relation to (1) achieving certain operating profit levels and/or (2) completion of a service requirement. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned are paid out in whole shares of our common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights. Compensation expense is determined based upon the closing sales price of our common stock on the date of the award and for performance-based awards the expense is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. For performance unit grants that vest only in relation to the completion of a service requirement, compensation expense is recognized over the requisite service period of the grant. Service condition vesting ranges from zero to two years.

The following table summarizes the activity relating to performance unit grants:

	2010	2009	2008
Outstanding at January 1 (number of units)	**343,976**	227,903	81,233
Granted	**258,085**	303,487	311,290
Terminated	**(22,736)**	(67,762)	(122,419)
Settled	**(80,058)**	(119,652)	(42,201)
Outstanding at December 31 (number of units)	**499,267**	343,976	227,903

The aggregate intrinsic value of performance units outstanding at December 31, 2010, was approximately $4.3 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $2.1 million in 2010, $2.2 million in 2009, and $1.3 million in 2008.

Stock Appreciation Rights

We maintain various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends that would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date.

The following table summarizes the activity relating to our stock appreciation rights plans:

	2010	2009	2008
Outstanding at January 1 (number of shares)	**77,613**	77,613	253,797
Exercised	**(36,813)**	-	(176,184)
Outstanding and exercisable at December 31 (number of shares)	**40,800**	77,613	77,613
Price of outstanding and exercisable rights:			
$8.73	**30,800**	67,613	67,613
$17.16	**10,000**	10,000	10,000

For the year ended December 31, 2010, $0.2 million was paid to two participants in settlement of outstanding stock appreciation rights. For the year ended December 31, 2008, $1.2 million was paid to three participants in settlement of outstanding stock appreciation rights. At December 31, 2010, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of $8.73 was 1.0 years, and with an exercise price of $17.16 was 8.0 years.

Dividend Equivalents

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the dividend equivalent grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents were fully vested as of January 1, 2006.

The following table summarizes the activity relating to our dividend equivalent plan:

	2010	2009	2008
Outstanding at January 1 (number of shares)	**60,082**	151,750	151,750
Exercised	**-**	(91,668)	-
Outstanding and exercisable at December 31 (number of shares)	**60,082**	60,082	151,750

For the year ended December 31, 2009, $0.3 million was paid to a participant in settlement of outstanding dividend equivalent awards.

Share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of ASC 718-10. The (credit) provision for stock appreciation rights and dividend equivalents is shown in the following table.

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2010	2009	2008
Stock appreciation rights	**$(246)**	$ 30	$(108)
Dividend equivalents	**(111)**	(262)	202
Total	**$(357)**	$(232)	$ 94

NOTE 10 COMMITMENTS AND CONTINGENCIES

Litigation and Other Claims

We may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

Environmental Matters

We are subject to extensive regulation by various federal, state, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") named a subsidiary of Wausau Paper as a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin. In 2010, we were notified by the DNR that the only long-term activities remaining related to the former Gorski Landfill are long-term groundwater monitoring and routine cap inspection and repairs. The remediation and water replacement costs associated with the remaining long-term activities are not material. We are of the opinion that our share of these costs will not have a material adverse effect on our operations, financial condition, or liquidity.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.4 million and $5.6 million at December 31, 2010 and

2009, respectively. The provision for remediation and landfill costs was not significant for the years ended December 31, 2010, 2009, and 2008, respectively. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

Other Commitments

As of December 31, 2010, we were committed to spend approximately $12.9 million on capital projects, which were in various stages of completion.

We contract for the supply and delivery of natural gas at some of our facilities. Under these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas suppliers to our facilities. We are not required to buy or sell minimum gas volumes under the agreement but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2011 and 2013. At December 31, 2010, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of energy and certain raw materials. These obligations expire between 2011 and 2015. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

NOTE 11 PREFERRED SHARE PURCHASE RIGHTS PLAN

We maintain a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The expiration date of the rights plan is October 31, 2018.

NOTE 12 FINANCIAL INSTRUMENTS

Financial instruments consisted of the following:

Cash and Cash Equivalents

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable, Accounts Payable, and Accrued Liabilities

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

Long-Term Debt

The fair value of our long-term debt is estimated based on current rates offered to us for debt of the same remaining maturities. At December 31, 2010 and 2009, the estimated fair value of the long-term debt exceeded the carrying value by approximately $5.2 million and $2.1 million, respectively.

Interest Rate Agreement

Interest-rate swaps designated in fair value hedge relationships have been used by us in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.2 million, $0.6 million, and $0.7 million for the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE 13 SEGMENT DATA

Factors Used to Identify Reportable Segments

In September 2009, we announced plans to consolidate our Specialty Products and Printing & Writing businesses into a single strategic operating unit. The consolidation was effective on January 1, 2010, and did not impact the organization of the Tissue business segment. We have evaluated our disclosures of our business segments in accordance with ASC Subtopic 280-10, and as a result we have classified our operations into two principal reportable segments: Tissue and Paper, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Products From Which Revenue Is Derived

The Tissue segment produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

The Paper segment produces specialty and fine printing and writing papers within four core sectors - Food, Industrial & Tape, Coated & Liner, and Print & Color. These products are produced at manufacturing facilities located in Brainerd, Minnesota, and in Rhinelander, Mosinee, and Brokaw, Wisconsin. The historical Paper segment information includes the Paper segment's Jay, Maine facility, which permanently closed during the second quarter of 2009, and a converting facility which was permanently closed in December 2009. Please see Note 2 for additional information on facility closures.

During 2010, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, one customer accounted for approximately 13% of Tissue net sales, while no single customer of the Paper segment comprised 10% or more of segment net sales.

Measurement of Segment Profit and Assets

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**	2009	2008
Net sales external customers:			
Tissue	**$ 343,309**	$ 336,215	$ 333,411
Paper	**712,379**	695,929	858,353
	$1,055,688	$1,032,144	$1,191,764
Operating profit (loss):			
Tissue	**$ 46,150**	$ 49,469	$ 32,793
Paper	**12,301**	9,602	(38,592)
Corporate and eliminations	**(14,610)**	(14,998)	(10,955)
	$ 43,841	$ 44,073	$ (16,754)
Segment assets:			
Tissue	**$ 208,988**	$ 215,607	
Paper	**431,512**	410,901	
Corporate and unallocated	**37,109**	28,593	
	$ 677,609	$ 655,101	

Other Significant Items

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2010		
Tissue	**$ 30,114**	**$ 6,588**
Paper	**23,799**	**35,089**
Corporate and unallocated	**2,616**	**1,313**
	$ 56,529	**$ 42,990**
2009		
Tissue	$ 28,453	$ 23,928
Paper	44,779	19,424
Corporate and unallocated	1,928	2,596
	$ 75,160	$ 45,948
2008		
Tissue	$ 27,278	$ 18,891
Paper	41,367	23,822
Corporate and unallocated	823	5,611
	$ 69,468	$ 48,324

Company Geographic Data

We have no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2010**	2009	2008
United States	**$ 965,242**	$ 946,976	$1,087,155
All foreign countries	**90,446**	85,168	104,609
	$1,055,688	$1,032,144	$1,191,764

Quarterly Financial Data (Unaudited)

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
2010*					
Net sales	**$255,862**	**$265,621**	**$273,988**	**$260,217**	**$1,055,688**
Gross profit	**26,984**	**30,512**	**42,551**	**30,598**	**130,645**
Operating profit	**7,811**	**10,805**	**22,919**	**2,306**	**43,841**
Net earnings	**2,915**	**5,569**	**13,164**	**15,208**	**36,856**
Net earnings per share basic and diluted	**$ 0.06**	**$ 0.11**	**$ 0.27**	**$ 0.31**	**$ 0.75**
2009**					
Net sales	$238,771	$262,174	$273,447	$257,752	$1,032,144
Gross profit	20,248	23,621	49,381	39,584	132,834
Operating profit	428	6	26,336	17,303	44,073
Net (loss) earnings	(1,353)	(1,915)	14,641	9,190	20,563
Net (loss) earnings per share basic and diluted	$ (0.03)	$ (0.04)	$ 0.30	$ 0.19	$ 0.42
2008***					
Net sales	$298,718	$305,211	$312,162	$275,673	$1,191,764
Gross profit	13,935	21,769	29,573	23,411	88,688
Operating (loss) profit	(8,166)	(12,754)	4,667	(501)	(16,754)
Net (loss) earnings	(6,806)	(9,580)	2,329	(1,777)	(15,834)
Net (loss) earnings per share basic and diluted	$ (0.14)	$ (0.20)	$ 0.05	$ (0.04)	$ (0.32)

* In 2010, the first quarter includes after tax expense of $1.2 million or $0.02 per share related to the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The third quarter of 2010 includes an after-tax gain of $0.8 million ($1.3 million pre-tax) or $0.02 per share related to an additional credit for the use of alternative fuel mixtures at our Paper Segment's Mosinee, Wisconsin facility following additional guidance regarding the credit from the Internal Revenue Service. The fourth quarter of 2010 includes a credit for income taxes of $13.6 million or $0.28 per share and after-tax expense of $0.9 million ($1.4 million pre-tax) or $0.02 per share, both related to the conversion of the alternative fuel mixture credit to the cellulosic biofuel credit. In addition, the fourth quarter of 2010 includes an after tax expense of $2.4 million ($3.8 million pre-tax) or $0.05 per share related to a rate adjustment associated with a natural gas transportation contract for the former manufacturing facility in Groveton, New Hampshire, and after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to the freezing of benefits associated with a cash balance pension plan.

** In 2009, the first, second, third, and fourth quarters include after-tax expense of $2.8 million ($4.5 million pre-tax) or $0.06 per share, $13.3 million ($21.4 million pre-tax) or $0.27 per share, $0.7 million ($1.1 million pre-tax) or $0.01 per share, and $0.6 million ($0.9 million pre-tax) or $0.01 per share, respectively, related to closure costs and restructuring expenses as a result of the closure of Paper's Groveton, New Hampshire, mill and Appleton, Wisconsin, converting facility, the sale and closure of roll wrap operations, and the closure of Paper's Jay, Maine, mill. In addition, the first quarter of 2009 includes after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to expenses associated with the towel machine rebuild at Tissue's Middletown, Ohio, mill and the start-up of Paper's distribution center in Bedford Park, Illinois. Also in 2009, the second, third, and fourth quarters include after-tax gains of $3.5 million ($5.7 million pre-tax) or $0.07 per share, $2.5 million ($4.0 million pre-tax) or $0.05 per share, and $2.3 million ($3.7 million pre-tax) or $0.05 per share, respectively, related to a tax credit for the use of alternative fuel mixtures at Paper's Mosinee, Wisconsin, facility. The third quarter of 2009 includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Paper's non-core yeast business.

*** In 2008, the first, second, third, and fourth quarters include after-tax expense of $5.0 million ($7.9 million pre-tax) or $0.10 per share, $8.8 million ($13.9 million pre-tax) or $0.18 per share, $3.9 million ($6.2 million pre-tax) or $0.08 per share, and $3.6 million ($5.8 million pre-tax) or $0.07 per share, respectively, related to closure costs and restructuring expenses as a result of the closure of Paper's Groveton, New Hampshire, mill, the sale and closure of roll wrap operations, the permanent shutdown of a paper machine at Paper's Jay, Maine, mill, and the closure of Paper's Appleton, Wisconsin, converting facility. Also in 2008, the third quarter includes income tax benefits of $0.9 million or $0.02 per share, related to the settlement of a Federal tax audit.

Market Prices For Common Shares (Unaudited)

	2010			2009			2008		
Quarter	**Price High**	**Price Low**	**Cash Dividends Paid Per Share**	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	**$11.89**	**$8.00**	**-**	$11.86	$3.75	$0.085	$10.12	$6.97	$0.085
2nd	**10.26**	**6.73**	**-**	9.61	5.00	-	9.74	7.30	0.085
3rd	**8.53**	**6.01**	**-**	10.55	5.98	-	10.90	7.08	0.085
4th	**9.19**	**7.63**	**$0.03**	12.21	8.01	-	11.70	6.51	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange. On March 31, 2009, we announced the suspension of cash dividends. No cash dividends were paid in the second, third, or fourth quarters of 2009. On October 20, 2010, we reinstated a quarterly dividend. Dividends of $0.03 per share were paid in the fourth quarter of 2010.

Management

CORPORATE

Thomas J. Howatt
President and
Chief Executive Officer

Henry C. Newell
Executive Vice President and
Chief Operating Officer

Scott P. Doescher
Executive Vice President,
Finance, Secretary and Treasurer

Michael R. Wildenberg
Senior Vice President,
Tissue

Patrick J. Medvecz
Vice President,
Manufacturing and Technology

Curtis R. Schmidt
Vice President,
Human Resources

Sherri L. Lemmer
Vice President,
Corporate Controller,
Assistant Secretary and Treasurer

Thomas W. Craven
Vice President,
Supply Chain Management

Raymond A. Lighthart
Vice President,
Corporate Information Technology

PAPER

Henry C. Newell
Executive Vice President and
Chief Operating Officer

Michael W. Nelson
Vice President,
Sales & Marketing

Jeffrey A. Verdoorn
Vice President,
Operations

Charles A. Herwig
Vice President,
Finance and Business Support

John E. Katchko
Vice President,
Innovation

Michael J. Behrens
Vice President,
Human Resources

John P. Engel
Vice President,
Coated and Liner

Charles M. Peth
Vice President,
Print and Color

Joseph A. Fierst
Vice President,
Operations-Rhinelander

Stephen R. Abbott
Vice President,
Operations-Brokaw

Gary A. Garand
Vice President,
Operations-Mosinee

TISSUE

Michael R. Wildenberg
Senior Vice President,
Tissue

Eric S. Leines
Vice President,
Sales and Marketing

Gary R. Rudemiller
Vice President,
Operations

Matthew L. Urmanski
Vice President,
Administration

James A. McDonnell
Vice President,
Human Resources

Mark H. Stanland
Vice President,
Marketing

John E. Wells
Vice President,
Special Projects

James P. Radcliffe
Vice President,
Operations-Harrodsburg

Douglas A. Zirbel
Vice President,
Operations-Middletown



Dennis J. Kuester • Michael M. Knetter

San W. Orr, Jr. • Thomas J. Howatt

Board of Directors



G. Watts Humphrey, Jr. • Gary W. Freels

San W. Orr, Jr.
CHAIRMAN OF THE BOARD

Mr. Orr is Chairman of the Board of the Company. He is also Advisor, Estates of A.P. Woodson and Family. He served as interim Chief Executive Officer of the Company in 2000, in 1994-1995, and in 1989-1990. He is also a Director of Marshall & Ilsley Corporation and M&I Marshall & Ilsley Bank, Milwaukee. He became a Director of the Company in 1970.

Thomas J. Howatt
PRESIDENT AND CEO

Mr. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997–2000), Vice President and General Manager Printing & Writing Division (1994–1997), Vice President and General Manager Wausau Papers of New Hampshire (1993–1994), Vice President Operations Brokaw Division (1990–1993) and Vice President Administration Brokaw Division (1987–1990). He became a Director of the Company in 2000.

Gary W. Freels

Mr. Freels is President and Chief Executive Officer of Alexander Properties, Inc. (investment management). He became a Director of the Company in 1996.

G. Watts Humphrey, Jr.

Mr. Humphrey is President of GWH Holdings, Inc. (a private investment company). He is also Chairman and CEO of International Plastics Equipment Group, Inc.; Chairman and CEO of Centria (metal building systems); and owner of Shawnee Farm (thoroughbred breeding/racing). He is also a Director of Churchill Downs Incorporated. He became a Director of the Company in 2007.

Michael M. Knetter

Mr. Knetter is President and Chief Executive Officer of the University of Wisconsin Foundation. He was formerly Dean of the School of Business, University of Wisconsin—Madison and previously Associate Dean of Tuck School of Business, Dartmouth College. He is also an Independent Trustee for Neuberger Berman Funds and a Director of American Family Insurance. He became a Director of the Company in 2005.

Dennis J. Kuester

Mr. Kuester is former Chairman of the Board and former CEO of Marshall & Ilsley Corporation. He is also a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

Corporate Information

CORPORATE

100 Paper Place (ph) 715-693-4470
Mosinee, WI 54455 (fx) 715-692-2082

wausaupaper.com

FORM 10-K

A copy of Wausau Paper's 2010 Form 10-K Annual Report to the Securities and Exchange Commission may be obtained without charge by visiting the Investor section of our website, wausaupaper.com, or by sending a request to:

Perry D. Grueber, Director Investor Relations, at:

Wausau Paper
100 Paper Place
Mosinee, WI 54455

or: ir@wausaupaper.com

The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Form 10-K.

STOCK TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

STOCK PRICE PERFORMANCE GRAPH CUMULATIVE TOTAL RETURN


140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
Wausau Paper Corp.
Paper & Paper Products
Russell 2000 Index

STOCK EXCHANGE

WPP
LISTED
NYSE

Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2010 without qualification.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Wausau Paper maintains a Dividend Reinvestment and Stock Purchase Plan for its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock.

Beneficial shareholders (whose shares are held in the name of the investment firm) should contact their broker in order to participate. Registered shareholders (whose shares are held in their own names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

Production Notes

CERTIFICATION

Wausau Paper products that are FSC® certified contain product from well-managed forests. Wausau Paper's FSC License Code is FSC® C011239.


FSC
www.fsc.org
FSC® C011239
The mark of responsible forestry

Wausau Paper® Royal Resource® contains 30 percent recycled post-consumer fiber and are Green Seal™-certified. Green Seal™ is a trademark of Green Seal, Inc., Washington, D.C. and is used by permission.


GREEN SEAL
CERTIFIED

Products earning certifications meet strict environmental standards for printing and writing papers including recycled paper content.

Wausau Paper is a member of the U.S. Environmental Protection Agency's SmartWay℠ Transport Partnership reflecting our commitment to reduce the carbon emissions of our shipping and distribution activities.


SmartWay℠
Transport Partner
Getting There With Cleaner Air

PAPER

Cover
Wausau Paper®
Royal Resource®
Mushroom
80 lb. Cover
Bark Finish

Narrative
Pages 1-18
Wausau Paper®
Royal Resource®
Brilliant White
100 lb. Text
Smooth Finish

Financials
Pages 19-52
Wausau Paper®
Royal Resource®
Natural
80 lb. Text
Smooth Finish

General Information
Pages 53-56
Wausau Paper®
Royal Resource®
Brilliant White
100 lb. Text
Smooth Finish

CREDITS

Printer
Independent Printing Company, Inc. is a Forest Stewardship Council (FSC) Chain of Custody certified printer. (FSC® C016863)
independentinc.com

Design and Production
MC BrandStudios
mc-brandstudios.com

Photography
Marcelo Coelho
marcelocoelho.com

Bruce Kurosaki
brucekurosaki.com

RECYCLING

The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.



100 Paper Place
Mosinee, WI 54455
ph: 715.693.4470
fx: 715.692.2082

wausaupaper.com